EXHIBIT 2.3

MERGER AGREEMENT

AMONG

PEOPLE’S UTAH BANCORP,

PEOPLE’S INTERMOUNTAIN BANK,

TOWN & COUNTRY BANK, Inc.,

AND

JASON LINDSEY, AS SHAREHOLDERS’ REPRESENTATIVE

DATED

mAY 31, 2017

i

4.8	Subsidiaries	17
4.9	Absence of Undisclosed Liabilities	17
4.10	Books and Records	18
4.11	No Material Adverse Changes	18
4.12	Absence of Certain Developments	18
4.13	Properties	20
4.14	Environmental Matters	21
4.15	Tax Matters	21
4.16	Contracts and Commitments	22
4.17	Litigation	23
4.18	Brokers and Finders	23
4.19	Employees	23
4.20	Employee Benefit Plans	24
4.21	Insurance	24
4.22	Affiliate Transactions	25
4.23	Compliance with Laws; Permits	25
4.24	Administration of Fiduciary Accounts	25
4.25	Regulatory Approvals	26
4.26	Interest Rate Risk Management Instruments	26
4.27	Voting Requirements	26
4.28	Takeover Laws	26
4.29	Investments	26
4.30	Technology and Intellectual Property	27
4.31	Fairness Hearing and Proxy Statement Information	28
4.32	Disclosure	28

ARTICLE 5 CONDUCT OF BUSINESS PENDING THE MERGER		28

5.1	Conduct of TC Business	28

ARTICLE 6 ADDITIONAL COVENANTS AND AGREEMENTS		32

6.1	Filings and Approvals	32
6.2	Certain Loans and Related Matters	32
6.3	Financial Statements and Payroll Listings	32
6.4	Consents and Authorizations	33
6.5	No Negotiations, Etc.	33
6.6	Notification of Certain Matters	35
6.7	Access to Information; Confidentiality; Nonsolicitation of Employees	35
6.8	Filing of Tax Returns and Adjustments	36
6.9	Shareholder Approval; Registration	36
6.10	Establishment of Accruals	37
6.11	Tax Treatment	37
6.12	Loan Participations	37
6.13	Updated Schedules	37

6.14	280G Approval	39
6.15	Reasonable and Diligent Efforts	39
6.16	Tail D&O Policy	39
6.17	Legal Opinions	39

ARTICLE 7 CONDITIONS		39

7.1	Conditions to Obligations of Each Party	39
7.2	Additional Conditions to Obligation of TC	40
7.3	Additional Conditions to Obligation of PUB and PIB	41

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		43

8.1	Reasons for Termination	43
8.2	Effect of Termination	46
8.3	Expenses	46
8.4	TC Termination Payments	46
8.5	PUB Termination Payments	47

ARTICLE 9 SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES; CONTINUING COVENANTS		48

9.1	Survival	48
9.2	Agreement for PUB and PIB	48
9.3	Agreement by PUB and PIB to Indemnify	50
9.4	Limitations	50
9.5	Notice of Claim	51
9.6	Defense of Third-Party Claims	51
9.7	Contents of Notice of Claim	52
9.8	Resolution of Notice of Claim	52
9.9	Appointment of Representative	53

ARTICLE 10 GENERAL PROVISIONS		54

10.1	Press Releases and Announcements	54
10.2	Notices	55
10.3	Assignment	56
10.4	No Third Party Beneficiaries	56
10.5	Schedules	56
10.6	Interpretation	57
10.7	Severability	57
10.8	Complete Agreement	57
10.9	Amendment	57
10.10	Waiver	57
10.11	Governing Law	57
10.12	Specific Performance	58

10.13	Waiver of Jury Trial	58
10.14	Investigation of Representations, Warranties and Covenants	58

SIGNATURES		S-1
TABLE OF DEFINITIONS		DEF-1

Exhibits:

Exhibit A-1:  Articles of Incorporation of PIB

Exhibit A-2:  Bylaws of PIB

Exhibit B:  Form of Escrow Agreement

Exhibit C:  Form of Support Agreement

Exhibit D:  Form of Non-Competition Agreement

Exhibit E:  Form of Retention Agreement

ii

MERGER AGREEMENT

This MERGER AGREEMENT (this “Agreement”), dated May 31, 2017, is made and entered into by and among, People’s Utah Bancorp, a Utah corporation (“PUB”), People’s Intermountain Bank, a Utah state bank (“PIB”), Town & Country Bank, Inc., a Utah state bank (“TC”) and the Shareholders’ Representative.  PUB, PIB and TC are each referred to in this Agreement as a “Party” and collectively as the “Parties.”

WHEREAS, the respective Boards of Directors of PUB, PIB and TC have determined that it is advisable and in the best interests of PUB, PIB and TC and their respective shareholders to consummate the merger of TC with and into PIB as described in Article 1 of this Agreement (the “Merger”);

WHEREAS, PUB owns all of the issued and outstanding capital shares of PIB; and

WHEREAS, as a result of the Merger, all of the outstanding common shares, no par value, of TC (the “TC Common Shares”), will be converted into common shares, $0.01 par value, of PUB (“PUB Common Shares”) or cash on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the Merger and the entry by the Parties into this Agreement, PUB and PIB are together entering into a separate Voting and Support Agreement, of even date herewith (the “Support Agreement”), with each of the shareholders of TC whose names are set forth on the signature pages thereto (the “Support Agreement Parties”), pursuant to which, among other things, the Support Agreement Parties have agreed to vote all of the TC Common Shares owned by them in favor of adoption and approval of this Agreement and the Merger; and

WHEREAS, the Parties desire that the Merger be made on the terms and subject to the conditions set forth in this Agreement and that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the representations, warranties and covenants contained herein, the parties hereto agree as follows:

article 1
MERGER

At the Effective Time (as defined below), TC will merge with and into PIB.  PIB, in its capacity as the entity surviving the Merger, is sometimes referred to herein as the “Surviving Entity.” The Merger will be effected pursuant to the provisions of, and with the effect provided in, Section 16-10a-1106 of the Utah Revised Business Corporation Act (the “Utah Act”).

1.1Effect of Merger.

(a)The Merger shall have the effects set forth in the Utah Act.

(b)The articles of incorporation and the bylaws of PIB, as in effect immediately prior to the Effective Time (attached hereto in their current form as Exhibit A-1 and Exhibit A-2, respectively) shall be the articles of incorporation and the bylaws of the Surviving Entity.

(c)From and after the Effective Time, the directors of PIB immediately prior to the Effective Time shall be the directors of the Surviving Entity.

(d)From and after the Effective Time, the officers of PIB immediately prior to the Effective Time shall be the officers of the Surviving Entity.

(e)To effect the Merger, the parties hereto will cause articles of merger relating to the Merger to be filed with the Utah Division of Corporations and Commercial Code (“Division of Corporations”). The Merger shall become effective upon the filing of such articles of merger.  As used herein, the term “Effective Date” shall mean the date on which the Merger shall become effective as provided in the preceding sentence and the term “Effective Time” shall mean the time on the Effective Date when the Merger shall become effective.  The Effective Date and the Effective Time shall take place on the Closing Date (as defined below).

1.2The Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of PUB or at a location otherwise agreed upon by TC and PUB.  The Closing will take place as soon as practicable once the conditions in Article 7 have been satisfied or waived, but in any event within ten (10) Business Days after the date on which all such conditions have been satisfied or waived, unless the parties otherwise agree (the “Closing Date”).  The failure of the Closing will not ipso facto result in termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(a)Subject to the conditions set forth in this Agreement, on the Closing Date, TC will deliver to PUB:

(i)the certificate of TC, dated the Closing Date, required by Section 7.3(c);

(ii)the certificate of TC, dated the Closing Date, required by Section 7.3(d);

(iii)a certificate of TC dated the Closing Date (A) stating the number of TC Common Shares outstanding immediately prior to the Closing, (B) stating that there are no other TC capital shares or options, warrants, rights to acquire, or securities convertible into TC capital shares, outstanding as of the Closing Date, and the number of TC Common Shares for which dissenters’ rights may be exercised;

(iv)the minute books, stock transfer records, corporate seal and other materials related to the corporate administration of TC;

(v)duly executed copies of all Required Consents;

(vi)certificates executed by the appropriate officials of the State of Utah dated as of a date not earlier than the third Business Day prior to the Closing as to (A) the good standing of TC and (B) payment of all applicable state Taxes by TC;

(vii)a consent in a form satisfactory to the Parties, to the transfer of that certain Lease Agreement between TC and 3S&G, LLC for the lease of the building located at 405 East St. George Boulevard, executed by each of TC and 3S&G, LLC (the “St. George Lease Transfer”);

(viii)an escrow agreement substantially in the form of Exhibit B attached hereto, pertaining to the Escrow Amount (the “Escrow Agreement”), executed by the Shareholders’ Representative;

(ix)counterpart signature pages to the Support Agreement referred to in Section 7.3(j) executed by each of the TC shareholders identified in Schedule 7.3(j); and

(x)such other certificates, documents and instruments that PUB reasonably requests for the purpose of (1) evidencing the accuracy of TC’s representations and warranties, (2) evidencing the performance and compliance by TC with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.3, or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.

(b)Subject to the conditions set forth in this Agreement, on the Closing Date, PUB and PIB, as applicable, will deliver to TC:

(i)the certificates of PUB and PIB, dated the Closing Date, required by Section 7.2(d);

(ii)the certificates of PUB and PIB, dated the Closing Date, required by Section 7.2(e);

(iii)a copy of the Escrow Agreement executed by PUB;

(iv)such other certificates, documents and instruments that TC reasonably requests for the purpose of (1) evidencing the accuracy of PUB’s representations and warranties, (2) evidencing the performance and compliance by PUB with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.2, or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.

article 2
EFFECT OF MERGER ON THE CAPITAL SHARES OF THE CONSTITUENT CORPORATION; EXCHANGE OF CERTIFICATES

2.1Definitions.  For purposes of this Article 2, the following definitions will apply:

(a)“Closing Total Purchase Price Payment” means the Total Purchase Price less the Escrow Amount.

(b)“Escrow Amount” shall be equal to $1,500,000.

(c)“Excess TC Closing Capital” means the amount of TC Closing Capital that has accrued since January 1, 2017 that exceeds the Minimum TC Closing Capital.

(d)“Income Tax Benefit” shall mean the income tax benefit that is available to PUB or PIB associated with the accrual or adjustment of the TC Classified Asset and Nonaccrual Adjustment.  The Income Tax Benefit will be calculated for the TC Classified Asset and Nonaccrual Adjustment by multiplying the TC Classified Asset and Nonaccrual Adjustment by thirty-four percent.

(e)“Minimum TC Closing Capital” equals $14,300,000, plus any TC Annualized Net Income that exceeds $1,200,000.

(f)“Per Share Consideration” means the result obtained by dividing the Closing Total Purchase Price Payment by the number of outstanding TC Common Shares immediately prior to the Effective Time, including any TC Common Shares from the conversion of outstanding TC Preferred Shares or exercise of outstanding TC options.

(g)“Per Share Cash Consideration” means the product of the Per Share Consideration multiplied by 35%, which is subject to adjustment pursuant to Section 8.1.

(h)“Per Share Stock Consideration” means the number of PUB Common Shares obtained by dividing (1) the product of (i) the Per Share Consideration multiplied by (ii) 65% by (2) $26.70 , which is subject to adjustment pursuant to Section 8.1. Further, if PUB declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the Execution Date and the Effective Date, the Per Share Stock Consideration will be adjusted accordingly.

(i)“Per Share Stock Consideration Value” means the product obtained by multiplying (i) the Per Share Stock Consideration by (ii) the PUB Average Closing Market Price.

(j)“PUB Share Price” shall mean $26.70, as may be adjusted pursuant to Section 8.1.

(k)“TC Annualized Net Income” means TC’s 2017 net income as of June 30, 2017, calculated in accordance with GAAP and annualized based upon a 365 day year.

(l)“TC Closing Capital” means (i) TC’s tangible common equity at the Closing, calculated in accordance with GAAP, plus (2) the TC Closing Capital Adjustment.  An example of how TC Closing Capital shall be calculated is set forth on Schedule 2.1(l).

(m)“TC Closing Capital Adjustment” means (i) if the TC Transaction Expenses are less than the TC Transaction Expenses Target, the difference between the TC Transaction Expenses and the TC Transaction Expenses Target, on an after-tax basis, (which amount shall be a positive number), (ii) if the TC Transaction Expenses are equal to or greater than TC Transaction Expenses Target, the difference between the Transaction Expenses Target and the TC Transaction Expenses, on an after-tax basis, (which amount shall be a negative number).

(n)“TC Classified Asset and Nonaccrual Adjustment” shall mean the sum of (A) the product of the larger of (1) the amount by which the principal amount of classified loans owned by TC (excluding the cumulative total of any portions of such classified loans that are secured by a guaranty of the SBA, USDA or any other governmental authority) (the “TC Classified Loans”), at the Closing Date, exceeds $5,600,000, or (2) the amount by which the principal amount of nonaccrual loans owned by TC (excluding the cumulative total of any portions of such classified loans that are secured by a guaranty of the SBA, USDA or any other governmental authority) (the “TC Nonaccrual Loans”), at the Closing Date, exceeds $1,734,000, multiplied by (3) eighteen percent, plus (B) the product of (1) the amount by which the principal amount of other real estate owned (the “TC OREO”), at the Closing Date, exceeds $0, multiplied by (2) ten percent; provided, however, that the TC Classified Asset and Nonaccrual Adjustment will be reduced by the amount of Income Tax Benefit attributable to the TC Classified Asset and Nonaccrual Adjustment.  For purposes of this definition, the term “classified loans” and “nonaccrual loans” shall have the meaning described in the rules and regulations of Bank Regulators.

(o)“TC Transaction Expenses” shall mean the following expenses of TC relating to the Merger: (1) reorganization costs, (2) D&O insurance tail coverage, (3) data processing de-conversion costs and termination fee, (4) investment banking advisory fees and fairness opinion fees, (5) legal and accounting fees, and (6) if approved by TC shareholders, transaction bonuses paid to the Board of Directors of TC.  A copy of the estimated TC Transaction Expenses is attached hereto as Schedule 2.1(o).

(p)“TC Transaction Expenses Target” shall equal $1,985,000.

(q)“Total Purchase Price” shall be the amount that is calculated based upon the formula set forth in Schedule 2.1(q) attached hereto minus any TC Classified Asset and Nonaccrual Adjustment.

2.2Effect on Equity Interests.

(a)Conversion of TC Common Shares.  To effectuate the Merger, at the Effective Time, and without any further action of PUB or PIB, TC or any holder of TC Common Shares, each issued and outstanding TC Common Share (other than Dissenting Shares (as defined in Section 2.10)) shall be cancelled and extinguished and be converted into and become a right to receive the following:

(i)that number of fully paid and nonassessable PUB Common Shares equal to the Per Share Stock Consideration; and

(ii)an amount in cash, without interest, equal to the Per Share Cash Consideration.

(b)Preferred Shares.  Immediately prior to the Effective Time, each outstanding preferred share, no par value (the “TC Preferred Shares”), of TC shall be converted and exchanged into two and one-half (2.5) TC Common Shares.

(c)Options.  TC shall take all requisite action so that, at the Effective Time, each option to acquire shares of TC Common Stock (each, a “TC Stock Option”) that is outstanding under any stock or equity incentive plan of TC immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of the holder thereof, cancelled and converted into the right to receive from PUB and the Surviving Entity, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of: (i) the aggregate number of TC Common Shares subject to such TC Stock Option; multiplied by (ii) the excess, if any, of the Per Share Consideration over the per share exercise price under such TC Stock Option, less any Taxes required to be withheld in accordance with Section 2.7. For the avoidance of doubt, in the event that the per share exercise price under any TC Stock Option is equal to or greater than the Per Share Consideration, such TC Stock Option shall be cancelled as of the Effective Time without payment therefor and shall have no further force or effect.

2.3Cancellation of Old Shares.  Each TC Common Share issued and outstanding immediately prior to the Effective Time is referred to as an “Old Share.” At the Effective Time, Old Shares to be canceled pursuant to Section 2.2(a) will cease to be outstanding, will be cancelled and retired and will cease to exist, and, subject to the rights of holders of Dissenting Shares, each holder of a certificate formerly representing Old Shares will thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, upon exchange of such Old Shares in accordance with Section 2.7, the Per Share Consideration applicable to such Old Shares.

2.4Excess TC Closing Capital Payment.  To the extent there is Excess TC Closing Capital, PUB will pay to each holder of TC Common Shares who is a holder of TC Common Shares immediately prior to the Closing (after taking into account the conversions, exercises and payments described in Section 2.2(b) and Section 2.2(c)), on a pro rata basis, additional cash consideration equal to such Excess TC Closing Capital (the “Excess TC Closing Capital Payment”).  The Excess TC Closing Capital Payment will be paid as set forth in Section 2.6.

2.5Determination of Purchase Price and Closing Capital.  No later than the seventh (7th) Business Day before Closing, TC shall calculate in good faith the estimated Total Purchase Price and TC Closing Capital and shall provide PUB with a copy of the proposed TC financial statements for the month preceding the date of calculation (if not already provided in accordance with Section 6.3), together with internally prepared financial statements through the date of calculation, the impact of any pending adjustments required in the calculation of the TC Closing Capital, and any other documentation requested by PUB for purposes of confirming the amount of such Total Purchase Price and TC Closing Capital (including detail on the TC Transaction Expenses and TC Classified Asset and Nonaccrual Adjustment).  PUB shall review such materials and, within two (2) Business Days following receipt thereof, notify TC as to whether PUB accepts or disputes the amount of the Total Purchase Price and TC Closing Capital.  If PUB disputes such calculation, it shall describe in its notice the specific changes or adjustments that must be made.  If PUB and TC are unable to resolve such dispute through good faith negotiations within three (3) Business Days after delivery of PUB’s notice of objection, then the Effective Time shall be postponed and the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to the parties (the “Independent Accountants”).  The Independent Accountants shall determine and report in writing to PUB and TC the resolution of such disputed matters and the effect of such determinations on the calculation of the TC Closing Capital, and such determinations, as may be adjusted to reflect the delay in the Effective Time, if applicable, shall be final, binding and conclusive unless PUB and TC mutually agree upon a different amount.  The fees and disbursements of the Independent Accountants shall be shared equally by PUB, on the one hand, and TC, on the other hand, and with respect to TC’s portion, shall be deducted from the TC Closing Capital.  For purposes of this Agreement, “Business Day” shall mean any day other than Saturday, Sunday or a day on which banks in the state of Utah are required or permitted to be closed under federal or state law.

2.6Payment and Exchange.

(a)At or before the Effective Time, PUB will make available or cause to be made available to an exchange agent appointed by PUB and reasonably acceptable to TC (the “Exchange Agent”) (i) a sufficient number of PUB Common Shares to be issued by book-entry transfer (each, a “New Share”), representing the PUB Common Shares issuable pursuant to Section 2.2(a) and (ii) cash to make the payments pursuant to Section 2.2(a) in each case, in amounts sufficient to allow the Exchange Agent to make all deliveries of New Shares and payments that may be required in exchange for Old Shares pursuant to this Article 2 (collectively, the “Exchange Fund”).  For the avoidance of doubt, the Escrow Amount is a part of the Total Purchase Price even though such amount will not initially be paid at Closing and will not be paid to the Exchange Agent.  Any portion of the Exchange Fund that remains unclaimed by the shareholders of TC for twelve (12) months after the Effective Time shall, to the extent permitted by applicable law, be paid to PUB or as directed by PUB.  In such event, any holder of Old Shares that has not theretofore exchanged its Old Shares for the Per Share Consideration pursuant to this Article 2 will thereafter be entitled to look exclusively to PUB for the Per Share Consideration to which he or she may be entitled upon exchange of such Old Shares pursuant to this Article 2, in each case, without any interest thereon.  Notwithstanding the foregoing, neither the Exchange Agent nor any party will be liable to any holder of Old Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(b)As promptly as reasonably practicable following the time of mailing of a Proxy Statement to the holders of record of TC Common Shares, or on such other date as TC, PUB and PIB shall mutually agree, and thereafter from time to time as TC may reasonably request, PUB will cause the Exchange Agent to mail or deliver to each person who is a holder of record of TC Common Shares for purposes of the TC Shareholder Meeting a form of letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to Old Shares will pass, only upon proper delivery of such certificates to the Exchange Agent) containing instructions for use in effecting the surrender of Old Shares in exchange for the consideration to which such person may be entitled pursuant to this Article 2.

(c)As promptly as reasonably practicable following the Effective Time, taking into account the computations contemplated by Section 2.7, each holder of record of Old Shares that has surrendered its Old Shares, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, will be entitled to receive New Shares representing the PUB Common Shares issuable in exchange therefor and a check representing cash payable pursuant to this Article 2.  No interest will accrue or be paid with respect to any New Shares or cash to be delivered upon surrender of Old Shares.  If any New Shares are to be issued or cash is to be paid in a name other than that in which the Old Shares surrendered in exchange therefor is registered, it will be a condition to the exchange that the Old Shares so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting the exchange (x) pay any transfer or other Taxes required by reason of the issuance of the New Shares or the making of the cash payment in a name other than the name of the holder of the surrendered Old Shares or (y) establish to the satisfaction of PUB (or the Exchange Agent, as the case may be) that any such Taxes have been paid or are not applicable.

(d)No dividends or other distributions with respect to PUB Common Shares having a record date after the Effective Time will be paid to any holder of record of TC Common Shares until such holder has surrendered the Old Shares.  Following surrender of any such Old Shares, there will be paid to the holder of New Shares issued in exchange therefor, without interest, the amount of dividends or other distributions with a record date after the Effective Time previously payable with respect to the PUB Common Shares represented thereby.  To the extent permitted by law, holders of TC Common Shares who receive PUB Common Shares in the Merger will be entitled to vote after the Effective Time at any meeting of PUB shareholders the number of whole PUB Common Shares into which their respective TC Common Shares are converted, regardless of whether such holders have exchanged their Old Shares for New Shares in accordance with the provisions of this Agreement but, beginning 30 days after the Effective Time, no such holder will be entitled to vote on any matter until such holder surrenders such Old Shares for exchange as provided in this Section 2.6.

(e)At or after the Effective Time, there will be no transfers of Old Shares on the stock transfer books of the Surviving Entity.

(f)If any Old Shares will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Shares to be lost, stolen or destroyed and, if required by PUB or the Exchange Agent, the posting by such person of a bond or an indemnity in such reasonable amount as PUB or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Old Shares, PUB or the Exchange Agent will, in exchange for such lost, stolen or destroyed Old Shares, issue or cause to be issued New Shares and pay or cause to be paid the amounts deliverable in respect of the Old Shares formerly represented by such Old Shares pursuant to this Article 2.

2.7Withholding Rights.  Each of PUB and the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable to any person pursuant to this Agreement such amounts as they are required to deduct and withhold with respect to such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax law.  To the extent that amounts are so deducted or withheld by PUB or the Exchange Agent, as the case may be, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

2.8Fractional Shares.  Notwithstanding any other provision of this Article 2, no fractional PUB Common Shares will be issued pursuant to the Merger.  Instead, PUB will pay or cause to be paid to the holder of any Old Shares that would, pursuant to Section 2.3, otherwise be entitled to receive fractional PUB Common Shares an amount in cash, rounded to the nearest cent and without interest, equal to the product of (x) the fraction of a share to which such holder would otherwise have been entitled (after taking into account all Old Shares owned by such holder at the Effective Time to be converted into PUB Common Shares) and (y) the PUB Share Price.

2.9Escrow.

(a)Prior to the Effective Time, PUB and the Shareholders’ Representative shall enter into the Escrow Agreement with, a bank or trust company mutually acceptable to PUB and Shareholders’ Representative, to act as escrow agent hereunder (the “Escrow Agent”).  At the Effective Time, PUB shall defer payment of the Escrow Amount and deliver such Escrow Amount to the Escrow Agent to be released as described in Article 9 and in the Escrow Agreement.

(b)At the end of the period that is eighteen months from the Closing Date (the “Survival Period”),

(i)if there have been no indemnification payments to or claims made by PUB Indemnified Person(s) in accordance with Article 9, the Escrow Agent shall release to the Shareholders’ Representative the Escrow Amount; or

(ii)if there have been indemnification payments to or claims made by PUB Indemnified Person(s) in accordance with Article 9, then the Escrow Agent shall release to the Shareholders’ Representative the Escrow Amount less the amount of any such indemnification payments or pending claims.

(c)Within five days following the resolution and payment of any indemnification claims that were pending at the end of the Survival Period, the Escrow Agent shall release to the Shareholders’ Representative such remaining amount from the Escrow Amount.

(d)On receiving any distribution with respect to the Escrow Amount pursuant to the above provisions, the Shareholders’ Representative shall distribute to each holder of TC Common Shares that has delivered all of the materials required by Section 2.6 and is thus entitled to receive PUB Common Shares and cash in connection with the Merger an amount equal to the product of (a) the amount of the Escrow Amount to be delivered at such time in accordance with Article 9 to the Shareholders’ Representative, multiplied by (b) the quotient obtained by dividing (i) the total number of shares of TC Common Shares held by such holder immediately prior to the Closing by (ii) the total number of TC Common Shares held by all shareholders that were outstanding immediately prior to the Closing.  Any portion of the Escrow Amount delivered to the Shareholders’ Representative that is not delivered to the shareholders of TC pursuant to the prior sentence shall be delivered to PUB and shall be treated in the same manner as portions of the Exchange Fund that remain unclaimed by the shareholders of TC under Section 2.6.

2.10Dissenting Shares.  If, in connection with the Merger, holders of TC Common Shares shall have demanded and perfected dissenters’ rights pursuant to Part 13 of the Utah Act (“Dissenting Shares”), none of such Dissenting Shares shall be converted into a right to receive a portion of the Total Purchase Price or any other amount deliverable with respect to such TC Common Shares in accordance with Article 2, but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the Utah Act.  Each holder of Dissenting Shares who, pursuant to the provisions of the Utah Act, becomes entitled to payment of the fair value of such shares shall receive payment from PUB therefor in accordance with the Utah Act.  In the event that any TC shareholder fails to make an effective demand for payment or fails to perfect its dissenters’ rights as to its TC Common Shares or any Dissenting Shares shall otherwise lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the consideration issuable pursuant to Article 2 in respect of such shares as if such shares had never been Dissenting Shares, and PUB shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 2.6, following the satisfaction of the applicable conditions set forth in Section 2.6, the amount of the Per Share Consideration and any other amounts, to which such TC shareholders would have been entitled under Section 2.2(a) with respect to such shares.  TC shall give PUB (i) prompt notice of any demand received by TC for appraisal of TC Common Shares or notice of intent to exercise a TC shareholder’s dissenters’ rights in accordance with the Utah Act, as the case may be, and (ii) the opportunity to direct all negotiations and proceedings that take place after the Closing, with respect to demands for dissenters’ rights under such law.  TC agrees that, except with PUB’s prior written consent, it shall not voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any such demand for appraisal or exercise of dissenters’ rights.

article 3
REPRESENTATIONS AND WARRANTIES OF PUB AND pib

Each of PUB and PIB hereby represents and warrants to TC as follows:

3.1Organization and Qualification.  PUB is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah, and has the requisite corporate power to carry on its business as now conducted.  PUB is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”).  PIB is a validly existing Utah chartered state bank, is in good standing under the laws of the States of Utah and Idaho, and has the requisite corporate power to carry on its business as now conducted.  Each of PUB and PIB is licensed or qualified to do business in every jurisdiction in which the nature of its business or its ownership of property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not reasonably be expected to have a material adverse effect on the business, operations or financial condition of PUB and PIB, taken as a whole.

3.2Authority Relative to this Agreement; Non-Contravention.

(a)PUB and PIB each have the requisite corporate power and authority to enter into this Agreement, the Support Agreement, and the Escrow Agreement (the “Transaction Documents”) and to carry out their respective obligations hereunder.  The execution and delivery of the Transaction Documents by PUB and PIB and the consummation by PUB and PIB of the transactions contemplated thereby have been duly authorized by the Board of Directors of PUB and PIB, and no other corporate proceedings on the part of PUB or PIB are necessary to authorize the Transaction Documents, the Merger and such transactions.  The Transaction Documents have been duly executed and delivered by PUB and PIB and constitute valid and binding obligation of PUB and PIB, enforceable in accordance with their terms.  Neither PUB nor PIB are subject to, or obligated under, any provision of (i) its Charter (as hereinafter defined) or Bylaws, (ii) any agreement, arrangement or understanding, (iii) any license, franchise or permit or (iv) subject to obtaining the approvals referred to in the next sentence, any law, regulation, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any encumbrance on any of its assets would be created, by its execution, delivery or performance of this Agreement or the consummation by it of the transactions contemplated hereby, other than any such breaches or violations which will not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of PUB and PIB, taken as a whole, or the consummation of the transactions contemplated hereby.

(b)Other than in connection with (i) obtaining any approvals, as required, from the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation (“FDIC”), the United States Small Business Administration (“SBA”) or from the Utah Department of Financial Institutions; (ii) obtaining approvals from the Utah Division of Securities (the process through which such approval is received being referred to herein as the “Fairness Hearing”) to issue the PUB Common Shares under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “1933 Act”) (or to file a Form S-4 registration statement), requirements under other applicable state securities or blue sky laws, and the rules and regulations thereunder, and the rules of The Nasdaq Stock Market LLC (such approvals and filings identified in (i) and (ii) hereafter collectively referred to as the “Regulatory Approvals”); and (iii) the filing with respect to the Merger of articles of merger with the Division of Corporations, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of PUB or PIB for the consummation by PUB and PIB of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of PUB and PIB, taken as a whole, or the consummation of the transactions contemplated hereby.  As used in this Agreement, the term “Charter” with respect to any corporation shall mean those instruments that at that time constitute its charter as filed or recorded under the general corporation or other applicable law of the jurisdiction of incorporation, including the articles of incorporation, any amendments thereto and any articles of merger or consolidation.

3.3Validity of PUB Common Shares.  The PUB Common Shares to be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and free and clear of any lien, pledge, security interest, encumbrance or charge of any kind, and not subject to any pre-emptive rights.

3.4Capitalization.  The authorized capital shares of PUB consist of 30,000,000 PUB Common Shares, par value $0.01 per share, and 3,000,000 preferred shares, par value $0.01 per share.  As of April 30, 2017, (a) 17,928,325 PUB Common Shares were issued and outstanding and 437,508 PUB Common Shares were reserved for issuance pursuant to PUB’s employee stock option, incentive, and employee stock purchase plans; and (b) no preferred shares were issued and outstanding.

3.5SEC Filings and Financial Statements.  As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of PUB’s filings with the Securities and Exchange Commission (the “SEC”) since January 1, 2016 (the “PUB SEC Documents”) complied as to form in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC thereunder applicable to such PUB SEC Documents.  None of the PUB SEC Documents, including any financial statements, schedules or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of PUB, none of the PUB SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the PUB SEC Documents.  Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the PUB SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the

SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position and the results of operations, changes in shareholders’ equity, and cash flows of PUB and its consolidated subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC (but only if the effect of such adjustments would not, individually or in the aggregate, be material).

3.6No Material Adverse Change.  Since the date of the most recently filed PUB SEC Documents, there has been no material adverse change in, and no event, occurrence or development in the business of PUB that, taken together with other events, occurrences and developments with respect to such business, has had, or would reasonably be expected to have, a material adverse effect on the business, operations or financial condition of PUB or the ability of PUB to consummate the transactions contemplated hereby; provided, however, that a material adverse change or a material adverse effect shall not be deemed to include the impact of (a) any changes, conditions or effects in the United States economy or securities or financial markets in general (so long as PUB is not disproportionately affected thereby); (b) changes, conditions or effects that generally affect the banking industry, (so long as PUB is not disproportionately affected thereby), including changes in laws or interpretations thereof by courts or governmental authorities and (c) changes in GAAP or regulatory accounting requirements applicable to banks generally.

3.7Litigation.  Except as disclosed in the PUB SEC Documents, there are no actions, suits, proceedings, orders or investigations pending or, to the knowledge of PUB, threatened against PUB or PIB, at law or in equity, or before or by any federal, state or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that arise to the level required to be disclosed in the PUB SEC Documents. To the knowledge of PUB, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or threatened, in each case regarding any accounting practices of PUB or any of its subsidiaries or any malfeasance by any officer or director of PUB.

3.8Compliance with Laws; Permits.  PUB has complied in all respects with all applicable laws and regulations of foreign, federal, state and local governments and all agencies thereof which affect the business or any owned or leased properties of PUB and to which PUB may be subject, except where the failure to so comply would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of PUB or PUB’s ability to consummate the transactions contemplated hereby; and no claims have been filed by any such governments or agencies against PUB alleging such a violation of any such law or regulation which have not been resolved to the satisfaction of such governments or agencies.  PUB holds all of the permits, licenses, certificates and other authorizations of foreign, federal, state and local governmental agencies required for the conduct of its business, except where failure to obtain such authorizations would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of PUB, or the ability of

PUB to consummate the transactions contemplated hereby.  PUB is not subject to any cease and desist order, written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory agreement letter from, or has adopted any board resolutions at the request of Bank Regulators, nor has PUB been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

3.9Regulatory Approvals.  As of the date hereof, PUB is not aware of any fact that would likely result in the Regulatory Approvals not being obtained.

3.10Intended Tax Treatment.  Neither PUB nor PIB has taken or agreed to take any action, and to the knowledge of PUB there exists no fact or circumstance, that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.11Fairness Hearing and Proxy Statement Information.  None of the information supplied or to be supplied by or on behalf of PUB or PIB for inclusion or incorporation by reference in the application or any other materials provided to the Utah Division of Securities or the Securities and Exchange Commission will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by or on behalf of PUB or PIB for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the TC shareholders or at the time of the TC Shareholder Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by PUB or PIB with respect to statements made or incorporated by reference therein based on information that were not supplied by or on behalf of PUB or PIB.

article 4
REPRESENTATIONS AND WARRANTIES OF TC

TC hereby represents and warrants to PUB and PIB as follows:

4.1Organization and Qualification.  TC is a Utah chartered state bank, validly existing and in good standing under the laws of the State of Utah and has the requisite corporate power to carry on its business as now conducted.  The copies of the Charter and Bylaws, if applicable, of TC that have been provided to PUB and PIB prior to the date of this Agreement are correct and complete and reflect all amendments made thereto through the date hereof.  TC is licensed or qualified to do business in every jurisdiction in which the nature of its business or its ownership of property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not reasonably be expected to have a material adverse effect on the business, operations or financial condition of TC.

4.2Authority Relative to this Agreement; Non-Contravention.

(a)TC has the requisite corporate power and authority to enter into the Transaction Documents and to carry out its obligations hereunder.  The execution and delivery of the Transaction Documents by TC and the consummation by TC of the transactions contemplated thereby have been duly authorized by the Board of Directors of TC and, other than the approval of the Merger by shareholders of TC (the “Required TC Shareholder Vote”), no other corporate proceedings on the part of TC are necessary to authorize the Transaction Documents, the Merger and the transactions contemplated in this Agreement.  Each of the Transaction Documents has been duly executed and delivered by TC and constitutes a valid and binding obligation of TC, enforceable in accordance with its terms.  TC is not subject to, or obligated under, any provision of (i) its Charter or Bylaws, (ii) any agreement, arrangement or understanding, (iii) any license, franchise or permit or (iv) subject to obtaining the approvals referred to in Section 4.2(b), any law, regulation, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any encumbrance on any of its assets would be created, by the execution, delivery or performance of this Agreement, or the consummation of the transactions contemplated hereby, other than any such breaches or violations which will not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of TC or the consummation of the transactions contemplated hereby.

(b)Other than the Regulatory Approvals, the Required Consents, and the filing of articles of merger with the Division of Corporations, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of TC for the consummation by TC of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of TC or the consummation of the transactions contemplated hereby.

4.3Capitalization.  The authorized, issued and outstanding capital shares of TC as of the date hereof is set forth on Schedule 4.3.  Except as set forth on Schedule 4.3, the issued and outstanding capital shares of TC are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights.  Other than as set forth on Schedule 4.3, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating TC to issue, sell, purchase or redeem any of its capital shares or securities or obligations of any kind convertible into or exchangeable for any of their capital shares or of any of their subsidiaries or affiliates, nor are there any stock appreciation, phantom or similar rights outstanding based upon the book value or any other attribute of any of the capital shares of TC, or the earnings or other attributes of TC.

4.4Financial Statements.  TC has or within ten (10) Business Days following the date of this Agreement will have furnished PUB and PIB with copies of the audited balance sheets of TC as of December 31, 2014, 2015 and 2016 and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended (collectively, together with any notes thereto, the “TC Annual Financial Statements”).  TC has or within ten

(10) Business Days following the date of this Agreement will have furnished PUB with copies of the unaudited balance sheets of TC as of March 31, 2017 and 2016, and the related statements of operations and changes in shareholders’ equity for the three-month periods then ended.  The balance sheet of TC as of March 31, 2017 is herein referred to as the “Latest TC Balance Sheet,” and the related statement of income, shareholders’ equity and cash flows for the three-month period then ended are herein referred to as the “Related TC Statements.” The TC Annual Financial Statements, the Latest TC Balance Sheet and the Related TC Statements are collectively referred to as the “TC Financial Statements.” The TC Financial Statements are based upon the books and records of TC and have been prepared in accordance with GAAP applied on a consistent basis during the periods involved.  The Latest TC Balance Sheet and the Related TC Statements have been reviewed by TC’s outside accountants and reflect any material changes identified by TC’s outside accountants during such review. The TC Financial Statements fairly present the financial position of TC as of the dates thereof and the results of operations and, as applicable, changes in shareholders’ equity and cash flows for the periods then ended.

4.5Loans.

(a)The documentation relating to each loan made by TC and relating to all security interests, mortgages and other liens with respect to all collateral for each such loan are adequate for the enforcement of the material terms of each such loan and of the related security interests, mortgages and other liens.  The terms of each such loan and of the related security interests, mortgages and other liens comply in all material respects with all applicable laws, rules and regulations (including, without limitation, laws, rules and regulations relating to the extension of credit).

(b)Schedule 4.5(b) identifies concentrations in TC loans by setting forth (i) all standard industry classification codes that make up 10% or more of all outstanding TC loans and (ii) the percentage of TC loans for such standard industry classification codes.

(c)Except as set forth on Schedule 4.5(c), each loan made by TC was issued in accordance with TC’s internal grading system and the requirements of any governmental entity or agency, including without limitation the United States Department of Agriculture (“USDA”) and SBA. The internal loan grading system used by TC to evaluate each loan is accurate and conforms to standard industry practices. Nothing has come to the attention of TC that would cause it to believe that at the time of issuance any of its outstanding loans should have received a lower loan grade under its internal grading system.

(d)Except as set forth on Schedule 4.5(d), there are no loans, leases, other extensions of credit or commitments to extend credit of TC that have been or, to the knowledge of TC, should have been classified by TC (based upon historical practices) as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification.  TC has made proper allowance for loan and lease loss reserves on the Latest TC Balance Sheet for each of its loans, including those set forth on Schedule 4.5(d). In response to a request for information by PUB and PIB, TC has provided to PUB and PIB written information concerning the loan portfolios of TC that is true, correct and complete in all material respects, and no material information with respect to the loan portfolios of TC has been withheld from PUB or PIB.

(e)TC has serviced each of its outstanding loans and loans sold to third parties in compliance with its internal policies, all contractual obligations and all regulatory requirements. There are no outstanding claims or complaints against TC related to the servicing of outstanding loans.

(f)TC is not, and from any time since January 1, 2014 has not been, subject to any fine, suspension, or settlement or other administrative agreement or sanction by, any governmental entity or agency relating to the origination, sale or servicing of mortgage, USDA, SBA or consumer loans. TC has not received any written notice that any governmental agency, including without limitation the SBA and USDA, proposes to limit or terminate the underwriting authority of TC or to increase the guarantee fees payable to any such governmental entity or agency.

4.6Loan Guarantees.  As to each loan that is secured, whether in whole or in part, by a guaranty of the SBA, USDA or any other governmental authority, such guaranty is in full force and effect, and will remain in full force and effect following the Closing Date, in each case, without any further action by TC subject to the fulfillment of its obligations under its Small Business Administration agreement that arise after the date hereof. None of the SBA, USDA or any other governmental entity has ever refused to guarantee any SBA, USDA or other governmental entity loan, as the case may be, issued by TC, and to TC’s knowledge, TC has no reason to believe that the SBA, USDA or any governmental entity will refuse to guarantee such loans in the future. No third-party that has purchased from TC a guaranteed loan has required TC to buy back such guaranteed loan.

4.7Reports and Filings.  Since January 1, 2014, TC has filed each report or other filing that it was required to file with any federal or state banking or other applicable regulatory authorities having jurisdiction over it, including the FDIC and the Utah Department of Financial Institutions (together with all exhibits thereto, the “TC Regulatory Reports”).  TC has provided or made available to PUB and PIB copies of all TC Regulatory Reports.  As of their respective dates or as subsequently amended prior to the date hereof, each of the TC Regulatory Reports was true and correct and complied in all material respects with applicable laws, rules and regulations.

4.8Subsidiaries.  TC does not own any shares, partnership interest, joint venture interest or any other security issued by any other corporation, organization or entity.

4.9Absence of Undisclosed Liabilities.  All of the obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, and regardless of when asserted, including Taxes) with respect to or based upon transactions or events heretofore occurring (“Liabilities”) required to be reflected on the Latest TC Balance Sheet in accordance with GAAP have been so reflected.  TC does not have any Liabilities except (a) as reflected on the Latest TC Balance Sheet, (b) Liabilities which have arisen after the date of the Latest TC Balance Sheet in an amount not in excess of $50,000, or (c) as otherwise disclosed on Schedule 4.9.  Except as set forth on Schedule 4.9, between March 31, 2017 and ending on the date hereof, no agreements or commitments have been entered into that are binding upon TC, to extend credit, in the amount per “one borrower” (as combined and aggregated as set forth in 12 C.F.R. §32.5), of $100,000 or more.

4.10Books and Records.  The books of account of TC are complete and correct and have been maintained in accordance with sound business practices.  Each transaction is properly and accurately recorded on the books and records of TC, and each document upon which entries in TC’s books and records are based is complete and accurate in all material respects.  TC maintains a system of internal accounting controls adequate to insure that it maintains no off-the-books accounts and that its assets are used only in accordance with its management directives.  The minute books and stock or equity records of TC, all of which have been made available to PUB and PIB, are complete and correct.  The minute books of TC contain accurate records of all meetings held and actions taken by the holders of shares or equity interests, the boards of directors and committees of the boards of directors or other governing body of TC, and no meeting of any such holders, boards of directors or other governing body or committees has been held for which minutes are not contained in such minute books.  At the Closing, all such books and records will be in the possession of TC.

4.11No Material Adverse Changes.  Since the date of the Latest TC Balance Sheet, there has been no material adverse change in, and no event, occurrence or development in the business of TC that, taken together with other events, occurrences and developments with respect to such business, has had, or would reasonably be expected to have, a material adverse effect on the business, operations or financial condition of TC or the ability of TC to consummate the transactions contemplated hereby; provided, however, that a material adverse change or a material adverse effect shall not be deemed to include the impact of (a) any changes, conditions or effects in the United States economy or securities or financial markets in general (so long as TC is not disproportionately affected thereby); (b) changes, conditions or effects that generally affect the banking industry, (so long as TC is not disproportionately affected thereby), including changes in laws or interpretations thereof by courts or governmental authorities; (c) changes in GAAP or regulatory accounting requirements applicable to banks generally; and (d) the taking of any action contemplated by this Agreement or consented to in writing by PUB or PIB.

4.12Absence of Certain Developments.  Except as contemplated by this Agreement or as set forth in the Latest TC Balance Sheet, the Related TC Statements or on Schedule 4.12, since March 31, 2017, TC has not:

(a)issued or sold any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations and investment securities in the ordinary course of business;

(b)redeemed, purchased, acquired or offered to acquire, directly or indirectly, any capital shares or other securities of TC;

(c)split, combined or reclassified any outstanding capital shares of TC or declared, set aside or paid any dividends or other distribution payable in cash, property or otherwise with respect to any capital shares of TC or other securities;

(d)borrowed any amount or incurred or become subject to any material liability, except liabilities and deposit obligations incurred in the ordinary course of business, but in no event has TC entered into any long-term borrowings with terms of greater than one year;

(e)discharged or satisfied any material lien or encumbrance on the properties or assets of TC or paid any material liability other than in the ordinary course of business;

(f)sold, assigned, transferred, mortgaged, pledged or subjected to any lien or other encumbrance any of the assets of TC, except (A) in the ordinary course of business, (B) liens and encumbrances for current property taxes not yet due and payable and (C) liens and encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby;

(g)canceled any material debts or claims or waived any rights of material value, except in the ordinary course of business or upon payment in full;

(h)suffered any theft, damage, destruction or loss of or to any property or properties owned or used by it, whether or not covered by insurance, which would, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of TC;

(i)made or granted any bonus or any wage, salary or compensation increase or severance or termination payment to, or promoted, any director, officer, employee, group of employees or consultant, entered into any employment contract or hired any employee, in each case, other than in the ordinary course of business and consistent with past practice as such past practice has been disclosed to PUB and PIB;

(j)made or granted any increase in the benefits payable under any employee benefit plan or arrangement, amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement, except as required by law;

(k)made any single or group of related capital expenditures or commitment therefor in excess of $10,000 or entered into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $10,000 for any individual lease or involves more than $25,000 for any group of related leases in the aggregate;

(l)acquired (by merger, exchange, consolidation, acquisition of shares or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to TC;

(m)taken any other action or entered into any other transaction other than in the ordinary course of business;

(n)made any change in its accounting methods or practices, other than changes required by law or regulation made in accordance with GAAP or regulatory accounting principles generally applicable to depository institutions such as TC, as the case may be; or

(o)agreed to do any of the foregoing.

4.13Properties.

(a)Except as set forth on Schedule 4.13, TC does not own any real property or any “other real estate owned” assets (other than interests constituting security interests, mortgages, liens, or other interests in collateral securing loans made by TC).

(b)TC owns good and marketable title to all of the personal property, fixtures, furniture and equipment reflected on the Latest TC Balance Sheet or acquired since the date thereof, free and clear of any material charge, claim, community property interest, easement, covenant, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership (collectively, an “Encumbrance”).

(c)Schedule 4.13 correctly sets forth a brief description, including the term, of each lease for real property to which TC is a party as lessee (the “Real Property”).  The Real Property is subject to no ground lease, master lease, mortgage, deed of trust or other Encumbrance or interests that would entitle the holder thereof to interfere with or disturb use or enjoyment of the Real Property or the exercise by the lessee of its rights under such lease so long as the lessee is not in default under such lease

(d)Schedule 4.13 correctly sets forth a brief description, including the term, of each lease of personal property to which TC is a party as lessee.

(e)TC has delivered to PUB and PIB complete and accurate copies of each of the leases described on Schedule 4.13, and none of such leases has been modified in any material respect, except to the extent that such modifications are disclosed by the copies delivered to PUB and PIB.  The leases described on Schedule 4.13 are in full force and effect in all material respects.  TC has a valid and existing leasehold interest under each lease described on Schedule 4.13 for the term set forth therein.  TC is not in default, and, to TC’s knowledge, none of the other parties to any of such leases is in default under the leases described on Schedule 4.13, and no circumstances exist which could result in such a default under any of such leases.  TC has not received any notice of cancellation, and to TC’s knowledge there has been no breach or anticipated breach, by any other party to any lease described on Schedule 4.13.

(f)Each parcel of Real Property occupied as a branch office has access sufficient for the conduct of the business as conducted or as proposed to be conducted by TC on such parcel of Real Property to public roads and to all utilities, including electricity, sanitary and storm sewer, potable water, natural gas, telephone, fiber optic, and other utilities used in the operation of the business at that location.  To TC’s knowledge, the zoning for each parcel of Real Property permits the existing improvements and the continuation of the business being conducted thereon as a conforming use or legal nonconforming use.  TC is not in violation of any applicable zoning ordinance or other Law relating to the Real Property, and TC has not received any notice of any such violation or the existence of any condemnation or other proceeding with respect to any of the Real Property.  To TC’s knowledge, there are no improvements made or contemplated to be made by any governmental entity, the costs of which are to be assessed as assessments, special assessments, special Taxes or charges against any of the Real Property for which TC is responsible for such costs, and there are no present assessments, special assessments, special Taxes or charges.

(g)Except as set forth in Schedule 4.13, all of the buildings, fixtures, furniture and equipment necessary for the conduct of the business of TC are in good condition and repair, ordinary wear and tear excepted, and are usable in the ordinary course of business.  TC owns, or leases under valid leases, all buildings, fixtures, furniture, personal property, land improvements and equipment necessary for the conduct of its business as it is presently being conducted.

4.14Environmental Matters.  To TC’s knowledge, neither its conduct nor its operation nor any condition of any property presently or previously owned, leased or operated by any of them (including in a fiduciary or agency capacity), violates or violated Environmental Laws, and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws.  To TC’s knowledge, no property on which TC holds a lien is in material violation of any Environmental Laws and no condition exists or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in material liability under Environmental Laws.  TC has not received any written notice from any person that TC or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property.  “Environmental Laws” means:  all applicable local, state and federal environmental, health and safety laws and regulations, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Clean Air Act and the Occupational Safety and Health Act; regulations promulgated thereunder; and state counterparts to the foregoing.

4.15Tax Matters.  TC, and all members of any consolidated, affiliated, combined or unitary group of which TC is a member have timely filed all Tax (as hereinafter defined) and Tax information returns or reports required to be filed (taking into account permissible extensions) by them, and have paid (or have accrued or will accrue, prior to the Effective Time, amounts for the payment of) all Taxes relating to the time periods covered by such returns and reports.  The accrued taxes payable accounts for Taxes reflected on the Latest TC Balance Sheet (or the notes thereto) are sufficient for the payment of all unpaid Taxes of TC accrued for or applicable to all periods ended on or prior to the date of the Latest TC Balance Sheet or which may subsequently be determined to be owing with respect to any such period.  TC has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes.  TC has paid or will pay in a timely manner and as required by law all Taxes due and payable by it or which it is obligated to withhold from amounts owing to any employee or third party.  All Taxes which will be due and payable, whether now or hereafter, for any period ending on, prior to or including the Effective Time, shall have been paid by or on behalf of TC or shall be reflected on the books of TC as an accrued Tax liability determined in a manner which is consistent with past practices and the Latest TC Balance Sheet, without taking into account the Merger.  In the five years prior to the date of this Agreement, no Tax returns of TC have been audited by any governmental authority; and there are no unresolved questions, claims or disputes asserted by any relevant taxing authority concerning the liability for Taxes of TC.  TC has not made an election under Section 341(f) of the Code for any taxable years not yet closed for statute of limitations purposes.  In the five years prior to the date of this Agreement, no demand or claim has been made against TC with respect to any Taxes arising out of membership or participation in any consolidated, affiliated, combined or unitary group of which TC was at any time a member.  The tax identification number for TC is set forth on Schedule 4.15.  For purposes of this Agreement, the term “Tax” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits tax, environmental tax, customs duty, capital shares, deposits, franchise, employees’ income withholding, foreign or domestic withholding, social security, unemployment, disability, workers’ compensation, employment-related insurance, real property, personal property, sales, use, transfer, value added, alternative or add-on minimum or other tax, fee, assessment or charge of any kind whatsoever, including any interest, penalties or additions to, or additional amounts in respect of the foregoing.  TC has not taken or agreed to take any action, and to the knowledge of TC there exists no fact or circumstance, that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.16Contracts and Commitments.

(a)Except as set forth on Schedule 4.16(a), TC (i) is not party to any collective bargaining agreement or contract with any labor union, (ii) is not party to any written or oral contract relating to any consulting services or to severance pay for any person, (iii) is not party to any written or oral agreement or understanding to repurchase assets previously sold (or to indemnify or otherwise compensate PUB or PIB in respect of such assets), (iv) is not party to any (A) contract or group of related contracts with the same party for the purchase or sale of products or services, under which the undelivered balance of such products and services has a purchase price in excess of $10,000 for any individual contract or $25,000 for any group of related contracts in the aggregate, (B) other contract or group of related contracts with the same party continuing over a period of more than six months from the date or dates thereof, which is not entered into in the ordinary course of business and is either not terminable by it on 30 days’ or less notice without penalty or involves more than $10,000 for any individual contract or $25,000 in the aggregate for any group of related contracts, (C) contract, agreement, arrangement or understanding that restricts its ability to engage in any and all activities permissible under applicable laws and regulations, or (D) other agreement material to the business of TC, which is not entered into in the ordinary course of business, or (v) does not have any commitments for capital expenditures in excess of $10,000.

(b)Except as disclosed on Schedule 4.16(b), (i) since the date of the Latest TC Balance Sheet, no customer has indicated in writing addressed to a branch manager of TC or any other TC Employee with greater authority that it will stop or decrease the rate of business done with TC (except for changes in the ordinary course of such business) where the loss of such customer or the decrease in business would, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of TC; (ii) TC has performed all obligations required to be performed by it prior to the date hereof in connection with the contracts or commitments set forth on Schedule 4.16(a), and TC is not in receipt of any claim of default under any contract or commitment set forth on Schedule 4.16(a), except for any failures to perform, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of TC; (iii) TC has not any present expectation or intention of not fully performing any material obligation pursuant to any contract or commitment set forth on Schedule 4.16(a); and (iv) to the knowledge of TC, there has been no cancellation, breach or anticipated breach by any other party to any contract or commitment set forth on Schedule 4.16(a), except for any cancellation, breach or anticipated breach which would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of TC.

4.17Litigation.  Except as set forth on Schedule 4.17, there are no actions, suits, proceedings, orders or investigations pending or, to the knowledge of TC, threatened against TC, at law or in equity, or before or by any federal, state or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.  None of the matters set forth on Schedule 4.17, individually or in the aggregate, will have or could reasonably be expected to have a material adverse effect on the business, operations or financial condition of TC.

4.18Brokers and Finders.  Except as provided in the letter agreement effective between TC and Sheshunoff & Co., there are no claims or basis for any claims for brokerage commissions, finders’ fees, investment advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement, understanding, commitment or agreement made by or on behalf of TC.

4.19Employees.  TC is not a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization; nor are they the subject of a proceeding asserting that they have committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel it or any of its subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor, to TC’s knowledge, is any such proceeding threatened; nor is there any strike or other material labor dispute involving it or any of its subsidiaries pending or, to its knowledge, threatened; nor, to its knowledge, is there any activity involving Employees seeking to certify a collective bargaining unit or engaging in other organizational activity.  TC is in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except where the failure to comply therewith, individually or in the aggregate, has not and would not reasonably be expected to adversely interfere in any material respect with the conduct of its or any of its subsidiaries’ business.

4.20Employee Benefit Plans.

(a)All benefit, employment, severance, change in control, bonus and other compensation and benefits plans, contracts, agreements, policies or arrangements under which TC’s current or former employees (“Employees”), directors, officers, independent contractors or consultants have any rights, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and supplemental pension and executive retirement, non-qualified deferred compensation, rabbi trust, stock option, stock purchase, stock appreciation, stock-based, incentive and bonus plans and agreements (“Benefit Plans”) have been previously provided to PUB, and Schedule 4.20(a) provides a list of all such Benefit Plans.  Copies of all Benefit Plans and, as applicable, all amendments thereto, all summary plan descriptions, the most recently filed Form 5500, the most recent IRS determination or opinion letter, and the most recent actuarial valuation reports have all been made available to PUB and PIB.

(b)Except as set forth on Schedule 4.20(b), and except as would not be expected to result, individually or in the aggregate, in a material liability to TC, all Benefit Plans have been maintained and operated according to the terms thereof and the applicable requirements of ERISA, the Internal Revenue Code and other applicable laws.  Each Benefit Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination or opinion letter from the Internal Revenue Service (the “IRS”), and TC is not aware of any circumstances that are reasonably likely to result in the loss of the qualification of such plan under Section 401(a) of the Internal Revenue Code.

(c)Neither TC nor any entity that is considered one employer with TC under Section 4001 of ERISA or Section 414 of the Internal Revenue Code maintains or contributes to or has maintained or contributed to within the past six (6) years an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or that is a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(d)All material contributions required to be made under each Benefit Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA have been timely made, and all obligations to make contributions in respect of each Benefit Plan have been properly accrued and reflected in the regulatory filings as of the date of such filings.

4.21Insurance.  Schedule 4.21 hereto lists each insurance policy maintained by TC with respect to its properties and assets, as well as all policies covering directors and officers of TC.  Prior to the date hereof, TC has delivered to PUB and PIB complete and accurate copies of each of the insurance policies described on Schedule 4.21.  All such insurance policies are in full force and effect, and TC is not in default with respect to its material obligations under any of such insurance policies.

4.22Affiliate Transactions.  Except as set forth on Section 4.22 of the Disclosure Schedules, neither TC nor any of its respective executive officers or directors, or any member of the immediate family of any such executive officer or director (which for the purposes hereof shall mean a spouse, minor child or adult child living at the home of any such executive officer or director), or any entity which any of such persons “controls” (within the meaning of Regulation O of the FRB), has any loan agreement, note or borrowing arrangement or any other agreement with TC (other than normal employment arrangements or deposit account relationships) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of TC.

4.23Compliance with Laws; Permits.  TC has complied in all respects with all applicable laws and regulations of foreign, federal, state and local governments and all agencies thereof which affect the business or any owned or leased properties of TC and to which TC may be subject (including, without limitation, the Occupational Safety and Health Act of 1970, the Home Owners Loan Act, the Bank Holding Company Act, the Federal Deposit Insurance Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act of 1975, the Fair Housing Act, the Equal Credit Opportunity Act, the Community Reinvestment Act, and the Federal Reserve Act, each as amended, and any other state or federal acts (including rules and regulations thereunder) regulating or otherwise affecting employee health and safety or the environment), except where the failure to so comply would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of TC or TC’s ability to consummate the transactions contemplated hereby; and no claims have been filed by any such governments or agencies against TC alleging such a violation of any such law or regulation which have not been resolved to the satisfaction of such governments or agencies.  TC holds all of the permits, licenses, certificates and other authorizations of foreign, federal, state and local governmental agencies required for the conduct of its business, except where failure to obtain such authorizations would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of TC, or the ability of TC to consummate the transactions contemplated hereby.  TC is not subject to any cease and desist order, written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory agreement letter from, or has adopted any board resolutions at the request of federal or state governmental authorities charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits (collectively, the “Bank Regulators”), nor has TC been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

4.24Administration of Fiduciary Accounts.  TC has properly administered and serviced all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in all material respects in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law.  Neither TC nor any of its officers or directors has committed any breach of trust with respect to any such fiduciary account which is material to or could reasonably be expected to be material to the business, operations or financial condition of TC and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account in all material respects.

4.25Regulatory Approvals.  As of the date hereof, TC is not aware of any fact that would likely result in the Regulatory Approvals not being obtained.

4.26Interest Rate Risk Management Instruments.

(a)Schedule 4.26 sets forth a true, correct and complete list of all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which TC is a party or by which any of their properties or assets may be bound.  TC has delivered to PUB and PIB true, correct and complete copies of all such interest rate risk management agreements and arrangements.

(b)All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which TC is a party or by which any of its properties or assets may be bound were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations and policies of Bank Regulators and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect.  TC has duly performed in all material respects all of its obligations thereunder to the extent that such obligations to perform have accrued; and to the knowledge of TC, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.27Voting Requirements.  The affirmative vote at the TC Shareholder Meeting of a majority of the outstanding common shares of TC issued and outstanding and entitled to vote at the TC Shareholder Meeting to approve and adopt this Agreement is the only vote of holders of any class or series of TC’s capital shares necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

4.28Takeover Laws.  TC and the Board of Directors of TC have taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from any state antitakeover laws, including without limitation Utah’s Control Shares Acquisitions Act (Utah Code Ann. §61-6-1 et seq.).

4.29Investments.

(a)Set forth on Schedule 4.29(a) is a complete and correct list and description as of the date of this Agreement or the Closing Date, as applicable, of all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by TC in a fiduciary or agency capacity (the “Investment Securities”).  TC has good and marketable title to all Investment Securities held by it, free and clear of all Encumbrances, except to the extent such Investment Securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of TC.  A complete and correct list of such pledged Investment Securities is included on Schedule 4.29(a).  The Investment Securities are valued on the books of TC in accordance with GAAP.

(b)Except as set forth on Schedule 4.29(b) and as may be imposed by applicable securities laws, none of the Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of TC to dispose of such investment at any time.  With respect to all material repurchase agreements to which TC is a party, TC has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

(c)TC has not sold or otherwise disposed of any Investment Securities in a transaction in which the acquiror of such Investment Securities or other person has the right, either conditionally or absolutely, to require TC to repurchase or otherwise reacquire any such Investment Securities.

4.30Technology and Intellectual Property.

(a)Attached as Schedule 4.30(a) is a Schedule of Intellectual Property, which sets forth a complete and correct list of all (i) registered trademarks, service marks, domain names, copyrights and patents; (ii) applications for registration or grant of any of the foregoing; (iii) unregistered trademarks, service marks, trade names, logos and assumed names; and (iv) licenses for any of the foregoing, in each case, owned by TC or used in or necessary for the use of TC’s name and to conduct TC’s businesses as presently conducted.  The items on Schedule 4.30(a), together with all other trademarks, service marks, trade names, logos, assumed names, patents, copyrights, trade secrets, computer software, licenses, formulae, customer lists or other databases, business application designs and inventions currently used in or necessary to conduct the business of TC constitute the “Intellectual Property.”

(b)TC has ownership of, or such other rights by license, lease or other agreement in and to, the Intellectual Property as is necessary to permit TC to use the Intellectual Property in the conduct of its business as presently conducted.  TC has not received notice (whether written or, to the knowledge of TC, oral) alleging that TC has infringed or violated any trademark, trade name, copyright, patent, trade secret right or other proprietary right of others, and to TC’s knowledge, it has not committed any such violation or infringement.  To the knowledge of TC, there are no facts or circumstances that, upon consummation of the transactions contemplated hereby, would cause TC to be in any way more restricted in its use of any of the Intellectual Property than it was on the date hereof under any contract to which TC is a party or by which it is bound, or that use of such Intellectual Property by TC will, as a result of such consummation, violate or infringe the rights of any person, or subject PUB or PIB to liability of any kind, under any such contract.

(c)The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by TC in connection with their respective businesses, and have not materially malfunctioned or failed within the past three (3) years.  “IT Assets” means the computers, computer software, firmware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation, owned or leased by TC.  To the knowledge of TC, the IT Assets do not contain any worms, viruses, bugs, faults or other devices or effects that (i) enable or assist any person or entity to access without authorization the IT Assets, or (ii) otherwise significantly adversely affect the functionality of the IT Assets, except as disclosed in its documentation.  To the knowledge of TC, in the last three years no person or entity has gained unauthorized access to the IT Assets.  TC has implemented reasonable back-up and disaster recovery technology consistent with industry practices.  To the knowledge of TC and except for “off the shelf” software licensed by TC in the ordinary course of business, none of the IT Assets contains any shareware, open source code, or other software the use of which requires licensing of any intellectual property.

4.31Fairness Hearing and Proxy Statement Information.  None of the information supplied or to be supplied by or on behalf of TC for inclusion or incorporation by reference in the application or any other materials provided to the Utah Division of Securities or the Securities and Exchange Commission will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by or on behalf of TC for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the TC shareholders or at the time of the TC Shareholder Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by TC with respect to statements made or incorporated by reference therein based on information that were not supplied by or on behalf of TC.

4.32Disclosure.  The representations and warranties of TC contained in this Agreement do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.  There is no fact known to TC which has not been disclosed to PUB and PIB pursuant to this Agreement and the Schedules hereto which would have or would reasonably be expected to have a material adverse effect on the business, operations or financial condition of TC or the ability of TC to consummate the transactions contemplated hereby.

article 5
CONDUCT OF BUSINESS PENDING THE MERGER

5.1Conduct of TC Business.  From the date of this Agreement to the Effective Time, unless PUB shall otherwise agree in writing or as otherwise expressly contemplated or permitted by other provisions of this Agreement, including this Section 5.1:

(a)the business of TC shall be conducted only in, and TC shall not take any action except in, the ordinary course and in accordance, in all material respects, with all applicable laws, rules and regulations and past practices;

(b)TC shall not, directly or indirectly,

(i)amend or propose to amend its Charter or Bylaws;

(ii)issue or sell any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except (A) deposit and other bank obligations in the ordinary course of business, (B) TC Common Shares issuable upon the conversion of TC preferred shares outstanding as of the date of this Agreement, (C) TC Common Shares issuable upon the exercise of the 301,460.8 options outstanding as of the date of this Agreement;

(iii)redeem, purchase, acquire or offer to acquire, directly or indirectly, any capital shares of or any other ownership interest in TC;

(iv)split, combine or reclassify any outstanding capital shares of TC;

(v)declare, set aside or pay any dividend or other distribution payable in cash, property or otherwise with respect to capital shares of TC; provided, however, that TC may declare, set aside or pay a dividend or other distribution in cash to the extent that the amount of such dividend or distribution does not exceed the pro rata portion of up to $1,200,000 of actual annualized TC net income, with such pro rata portion to be calculated based on a 365-day year; provided, further, that any dividend on TC Preferred Shares to be paid in the ordinary course of TC’s business may be paid 10 Business Days after providing written notice to PUB and PIB;

(vi)borrow any amount or incur or become subject to any material liability, except liabilities incurred in the ordinary course of business or consistent with past practices, but in no event will TC enter into any long-term borrowings with a term of greater than one year;

(vii)discharge or satisfy any material lien or encumbrance on the properties or assets of TC or pay any material liability, except otherwise in the ordinary course of business or consistent with past practices;

(viii)sell, assign, transfer, mortgage, pledge or subject to any lien or other encumbrance any of its assets, except (A) the sale of any mortgage loan to a third party mortgage lender in the ordinary course of business; (B) the sale, assignment or transfer of any real property in the ordinary course of business; except, such sale, assignment or transfer of any real property shall not be considered in the ordinary course of business except where the value of the individual transaction is less than $40,000, (C) liens and encumbrances for current property taxes not yet due and payable and (D) liens and encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby;

(ix)cancel any material debt or claims or waive any rights of material value, except in the ordinary course of business or consistent with past practices;

(x)acquire (by merger, exchange, consolidation, acquisition of shares or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to TC, except in exchange for debt previously contracted;

(xi)sell an amount of loans that would cause the amount of outstanding loans of TC at Closing to fall below $107,500,000;

(xii)change its lending policies or loan grading system;

(xiii)except as required in any currently outstanding employment agreement, increase the salary of any employee or pay a bonus to any employee;

(xiv)other than as set forth on Schedule 4.12, make any single or group of related capital expenditures or commitments therefor in excess of $10,000 or enter into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $10,000 for any individual lease or involves more than $40,000 for any group of related leases in the aggregate;

(xv)make any negative provisions to its income statement and allowance for loan and lease losses, or fail to maintain an adequate reserve for loan and lease losses (determined in accordance with GAAP and existing regulatory guidance); or

(xvi)enter into or propose to enter into, or modify or propose to modify, any agreement, arrangement or understanding with respect to any of the matters set forth in this Section 5.1(b);

(c)TC shall not, directly or indirectly, enter into or modify any employment, severance or similar agreements or arrangements with, or grant any bonuses, wage, salary or compensation increases, or severance or termination pay to, or promote, any director, officer, employee, group of employees or consultant or hire any employee, except in the ordinary course of business consistent with past practice or as disclosed on Schedule 5.1(c);

(d)TC shall not adopt or amend any bonus, profit sharing, stock option, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as and to the extent required by law or as disclosed on Schedule 5.1(d);

(e)TC shall not allow its current insurance policies to be canceled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage substantially equal to the coverage under the canceled, terminated or lapsed policies are in full force and effect;

(f)TC shall not enter into any settlement or similar agreement with respect to, or take any other significant action with respect to the conduct of, any action, suit, proceeding, order or investigation which is set forth on Schedule 4.17 or to which TC becomes a party after the date of this Agreement, without prior consultation (as defined below) with PUB;

(g)(i) TC shall use reasonable efforts to preserve intact in all material respects the business organization and the goodwill of TC and keep available the services of its officers and employees as a group and preserve intact material agreements and credit facilities, and (ii) TC shall confer on a regular and frequent basis with representatives of PUB, as reasonably requested by PUB, to report on operational matters and the general status of ongoing operations;

(h)TC shall not acquire any Investment Securities with duration greater than one year without the prior written consent of PUB and PIB;

(i)TC shall not take any action with respect to Investment Securities held or controlled by it inconsistent with past practices, alter its investment portfolio duration policy as heretofore in effect or, without prior consultation with PUB, take any action that would have or could reasonably be expected to have a material effect on TC’s asset/liability position;

(j)TC shall not make any agreements or commitments binding it to extend credit except in a manner consistent with past practice and in accordance with TC’s lending policies as disclosed to PUB, and TC shall not make any agreements or commitments binding it to extend credit in an amount in excess of $1,000,000, or sell, assign or otherwise transfer any participation in any loan, in each case without prior consultation (as defined below) with PUB;

(k)with respect to properties leased by TC, TC shall not renew, exercise an option to extend, cancel or surrender any lease of real property nor allow any such lease to lapse, without the consent of PUB;

(l)TC shall not make any change in its accounting methods or practices, other than changes required by law or regulation made in accordance with GAAP or regulatory accounting principles generally applicable to depository institutions such as TC, as the case may be; and

(m)TC shall not agree to do any of the foregoing.

For purposes of this Agreement, the words “prior consultation” with respect to any action means advance notice of such proposed action and a reasonable opportunity to discuss such action in good faith prior to taking such action.

article 6
ADDITIONAL COVENANTS AND AGREEMENTS

6.1Filings and Approvals.  PUB, PIB and TC will use all reasonable efforts and will cooperate with each other in the preparation and filing of, and PUB will file, as soon as practicable after the date of this Agreement (but in no event later than 60 days after execution of Agreement), all applications or other documents required to obtain the Regulatory Approvals, and provide copies of the non-confidential portions of such applications, filings and related correspondence to the other Party. As used in this Agreement, the term “reasonable efforts” means those actions objectively reasonable to produce the desired result, in the context of the agreements among the Parties set forth in this Agreement.  Prior to filing each application, registration statement or other document with the applicable regulatory authority, each Party will provide the other Party with an opportunity to review and comment on the non-confidential portions of each such application, registration statement or other document and will discuss with the other Party which portions of this Agreement shall be designated as confidential portions of such applications.  Each Party will use all reasonable efforts and will cooperate with the other Party in taking any other actions necessary to obtain such regulatory or other approvals and consents, including participating in any required hearings or proceedings.  Subject to the terms and conditions herein provided, each Party will use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

6.2Certain Loans and Related Matters.  From the date of this Agreement until the Effective Time, TC will furnish to PUB and PIB a complete and accurate list as of the end of each calendar month, within 15 Business Days after the end of each such calendar month, of (a) all of TC’s periodic internal credit quality reports prepared during such calendar month (which reports will be prepared in a manner consistent with past practices), (b) all loans of TC classified as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification, (c) all new loans where the principal amount advanced exceeds $100,000; (e) any current repurchase obligations of TC with respect to any loans, loan participations or state or municipal obligations or revenue bonds and (f) any standby letters of credit issued by TC.

6.3Financial Statements and Payroll Listings.  From the date of this Agreement until the Effective Time, TC shall furnish PUB and PIB with TC’s balance sheet as of the end of each calendar month and the related statements of income, within 15 days after the end of each such calendar month.  Such financial statements shall be prepared on a basis consistent with the Latest TC Balance Sheet and the Related TC Statements and on a consistent basis during the periods involved and shall fairly present the financial position of TC as of the dates thereof and the results of operations of TC for the periods then ended, provided that such financial statements shall be subject to adjustments as provided by GAAP.  TC shall also furnish PUB and PIB with TC’s balance sheet as of June 30, 2017 and, if the transactions contemplated by this Agreement have not yet closed by October 30, 2017, as of September 30, 2017, and the related statements of income for each quarterly period (together with the applicable balance sheet, the “Interim Financial Statements”), within 30 days after the end of each such quarterly period. The Interim Financial statements shall have been reviewed by TC’s outside accounts and shall reflect any material changes identified by such accountants during their review. TC shall make available to PUB and PIB TC’s payroll listings as of the end of each pay period, within one week after the end of such pay period.

6.4Consents and Authorizations.  TC will obtain (at no cost or burden to PUB) the third party consents necessary for the consummation of the transactions contemplated by this Agreement that are set forth on Schedule 6.4 (the “Required Consents”).  TC will keep PUB and PIB reasonably advised of the status of obtaining the Required Consents.  For the avoidance of doubt, the Required Consents do not include the Regulatory Approvals.

6.5No Negotiations, Etc..

(a)For purposes of this Section 6.5:

(i)“Acquisition Transaction” means (a) a merger, consolidation or other business combination of TC, (b) a restructuring, recapitalization or liquidation of TC, (c) any disposition of any material assets of TC, (d) any issuance, disposition or sale of any capital shares of TC to any party other than PIB or PUB, or (d) any transaction in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 5% of the outstanding securities of any class of voting securities of TC.

(ii)“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by PUB and PIB) contemplating or otherwise relating to any Acquisition Transaction.

(iii)“Superior Proposal” means any Acquisition Proposal by a third party on terms which TC’s Board of Directors determines in its good faith judgment, after receipt of written advice from, its financial advisors (which advice will be communicated to PUB and PIB), to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal, the likelihood of consummation of any such proposal and any other relevant factors permitted under applicable law, after giving PUB and PIB at least five Business Days to respond to such third-party Acquisition Proposal once the Board has notified PUB and PIB that in the absence of any further action by PUB and PIB it would consider such Acquisition Proposal to be a Superior Proposal, and then taking into account any amendment or modification to this Agreement proposed by PUB and PIB.

(b)TC will not, and will cause its officers, directors, employees, agents or other representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding TC to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition

Proposal, (iii) engage in discussions or negotiations with any person with respect to any Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal, or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the adoption of this Agreement by the Required TC Shareholder Vote, this Section 6.5(b) will not prohibit the directors of TC from making or withdrawing any recommendation to the TC shareholders, and will not prohibit TC or the directors of TC from taking any action, or furnishing nonpublic information regarding TC to, or entering into discussions or negotiations with, any person, in each case as a result of or in response to any inquiry or indication of interest or a Superior Proposal from a third party that is submitted to TC by such person (and not withdrawn) if (1) neither TC nor any authorized representative of TC will have violated any of the restrictions set forth in this Section 6.5, (2) the Board of Directors of TC concludes in good faith, after having consulted with and considered the advice of its outside counsel, that such action is required in order for the Board of Directors of TC to comply with its fiduciary obligations to TC’s shareholders under applicable law, (3) at least two Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such person, TC gives PUB and PIB written notice of the identity of such person and of TC’s intention to furnish nonpublic information to, or enter into discussions with, such person, and TC receives from such person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person by or on behalf of TC, and (4) at least two Business Days prior to furnishing any such nonpublic information to such person, TC furnishes such nonpublic information to PUB and PIB (to the extent such nonpublic information has not been previously furnished by TC to PUB and PIB).  Without limiting the generality of the foregoing, TC acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by any representative of TC, whether or not such representative of TC is purporting to act on behalf of TC, will be deemed to constitute a breach of this Section 6.5 by TC.

(c)TC will promptly (and in no event later than 48 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise PUB and PIB in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to TC (including the identity of the person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any person prior to the Closing Date.  TC will keep PUB and PIB fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

(d)TC and its Representatives will immediately upon execution of this Agreement cease and cause to be terminated any existing discussions with any person that relate to any Acquisition Proposal.

(e)TC will not release or permit the release of any person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which TC is a party, and will enforce or cause to be enforced each such agreement at the request of PUB or PIB.  TC will promptly request each person that has executed, within 12 months prior to the date of this Agreement, a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to return all confidential information heretofore furnished to such person by or on behalf of TC.

6.6Notification of Certain Matters.  Each Party shall give prompt notice to the other Parties of (a) the occurrence or failure to occur of any event or the discovery of any information, which occurrence, failure or discovery would be likely to cause any representation or warranty on its part contained in this Agreement to be materially untrue or inaccurate when made, at the Effective Time or at any time prior to the Effective Time and (b) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

6.7Access to Information; Confidentiality; Nonsolicitation of Employees.

(a)Except as prohibited by applicable laws or regulations, TC, PUB and PIB shall each permit full access to the other party on reasonable notice and at reasonable hours to its properties and shall disclose and make available (together with the right to copy) to the other party and to the internal auditors, loan review officers, employees, attorneys, accountants and other representatives of the other party all non-attorney-client privileged books, papers and records relating to the assets, shares, properties, operations, obligations and liabilities of the party providing such access including, without limitation, all books of account (including, without limitation, the general ledgers), tax records, minute books of directors’ and shareholders’ meetings, organizational documents, bylaws, contracts and agreements, filings with any regulatory authority, accountants’ work papers, litigation files (including, without limitation, legal research memoranda, but not providing anything that would invade the attorney-client privilege), documents relating to assets and title thereto (including, without limitation, abstracts, title insurance policies, surveys, environmental reports, opinions of title and other information relating to the real and personal property), plans affecting employees, securities transfer records and shareholder lists, and any books, papers and records relating to other assets, business activities or prospects in which the inquiring party may have a reasonable interest, including, without limitation, its interest in planning for integration and transition with respect to the business of the party providing such access; provided, however, that the foregoing rights shall, whether or not and regardless of the extent to which the same are exercised, in no way affect the nature or scope of the representations, warranties and covenants of any party set forth herein.  In addition, TC and PIB shall each instruct their respective officers, employees, counsel and accountants to be available for, and respond to any questions of, such representatives of the other party at reasonable hours and with reasonable notice by the other party to such individuals, and to cooperate fully with the other party in planning for the integration of the business of TC with the business of PIB and its affiliates (provided that counsel shall not be required to provide any information that would invade the attorney-client privilege).

(b)Any confidential information or trade secrets of the providing party received by the other party, its employees or agents in the course of the consummation of the Merger shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing either such confidential information, or trade secrets or both shall be destroyed by the disclosing party’s request, returned to the disclosing party if this Agreement is terminated as provided in Article 8.  Such information shall not be used by any party to the detriment of the party disclosing such information.

(c)In the event that this Agreement shall terminate, neither party shall disclose, except as required by law, pursuant to the request of an administrative agency or other regulatory body, or to enforce its rights hereunder in an appropriate proceeding, the basis or reason for such termination, without the consent of the other party.

6.8Filing of Tax Returns and Adjustments.

(a)TC shall file at its own expense, on or prior to the due date, all Tax returns for all Tax periods ending on or before the Effective Time where the due date for such returns or reports (taking into account valid extensions of the respective due dates) falls on or before the Effective Time; provided, however, that TC shall not file any such Tax returns, or other returns, elections or information statements with respect to any liabilities for Taxes (other than federal, state or local sales, use, withholding or employment tax returns or statements), or consent to any adjustment or otherwise compromise or settle any matters with respect to Taxes, without prior consultation with PUB and PIB; provided, further, that TC shall not make any election or take any other discretionary position with respect to Taxes, in a manner inconsistent with past practices, without the prior written approval of PUB and PIB.  TC shall provide PUB and PIB with a copy of appropriate workpapers, schedules, drafts and final copies of each federal and state income Tax return or election of TC at least ten days before filing such return or election and shall reasonably cooperate with any request by PUB or PIB in connection therewith.

(b)PIB, in its sole and absolute discretion and at its sole expense, will file (or cause to be filed) all Tax returns of TC due after the Effective Time.  After the Effective Time, PIB, in its sole and absolute discretion and to the extent permitted by law, shall have the right to amend, modify or otherwise change all Tax returns of TC for all Tax periods.  To the extent PIB amends any such Tax returns, other than an amendment at the request of the applicable federal, state, local or foreign Tax authority, and such amendment results in additional Taxes owing for any Tax period ending on or before the Effective Time, such additional Taxes shall not cause any representation of TC relating to Taxes to be untrue.

6.9Shareholder Approval; Registration.

(a)TC shall call a meeting of its shareholders (the “TC Shareholder Meeting”) for the purpose of voting upon this Agreement and the Merger, and shall schedule such meeting based on consultation with PUB and PIB as soon as reasonably practicable after the date of this Agreement.  PUB and TC shall work together and provide each other such information as is necessary to jointly prepare and approve a proxy statement to be sent to TC’s shareholders in connection with the Merger, the issuance of the PUB Common Shares to the TC shareholders and the approval of the bonuses set forth in Schedule 5.1(c)(2) (the “Proxy Statement”).

(b)The Board of Directors of TC shall recommend that the shareholders approve the ratification and Closing of this Agreement and the Merger (the “Board Recommendation”), and shall use its best efforts (including, without limitation, soliciting proxies for such approval pursuant to the Proxy Statement) to obtain the Required TC Shareholder Vote.  Except as provided in Section 6.5, the Board Recommendation may not be withdrawn or modified in a manner adverse to PUB, and no resolution by the Board of Directors of TC or any committee thereof to withdraw or modify the Board Recommendation in a manner adverse to TC may be adopted.

(c)TC shall bear all printing and mailing costs in connection with the preparation and mailing of the Proxy Statement to TC shareholders in connection with the TC Shareholder Meeting.  PUB (including PIB) and TC shall each bear their own legal and accounting expenses in connection with the Proxy Statement and the issuance of the PUB Common Shares.

6.10Establishment of Accruals.  If requested by PUB or PIB, on the 7th Business Day immediately prior to the Closing Date, TC shall, consistent with GAAP, establish such additional accruals and reserves as PUB or PIB indicates are necessary to conform TC’s accounting and credit loss reserve practices and methods to those of PUB and PIB (as such practices and methods are to be applied to TC from and after the Effective Time) and reflect PUB and PIB’s plans with respect to the conduct of TC’s business following the Merger and to provide for the costs and expenses relating to the consummation by TC of the transactions contemplated by this Agreement, provided, however, that any such additional accruals and reserves shall not affect the determination of the Total Purchase Price or Per Share Consideration pursuant to Section 2.2(a).

6.11Tax Treatment.  None of TC, PUB nor PIB shall take any action which would disqualify the Merger as a “reorganization” pursuant to Section 368(a) of the Code, except if requested to do so by an applicable Tax authority.

6.12Loan Participations.  TC agrees that it will not sell any loan or loan participation or renew any loan participation without first offering to sell such loan or loan participation to PIB on the same terms as such sale or renewal.

6.13Updated Schedules.

(a)From time to time prior to the Closing, TC will have the right to supplement or amend the Schedules or prepare additional Schedules, but only to disclose any information related to facts, circumstances or events occurring after the date of this Agreement necessary in order to make each representation and warranty of TC set forth in Article 4 true and correct.  If such additional disclosure (i) reveals any facts, circumstances or events that, individually or in the aggregate, would result in the failure of the condition set forth in Section 7.3(a), (ii) TC is unable to cure such facts, circumstances or events, and (iii) TC notifies PUB and PIB of this fact in connection with the delivery of additional disclosure (an “MAE Notice”); PUB or PIB may, at their option, terminate this Agreement as permitted under Section 8.1(d) without any liability to PUB or PIB by giving written notice to TC upon the earlier to occur of (x) 5:00 p.m., Salt Lake City time, on the fifth (5th) day after receipt of the MAE Notice, with the day PUB and PIB receives the MAE Notice included in determining whether PUB or PIB’s termination of this Agreement is timely, or (y) the Closing Date.  In addition, if PUB terminates this Agreement pursuant to this Section 6.13, it will be entitled to the break-up fee described in Section 8.4(a).  If PUB or PIB do not give timely notice of the termination of this Agreement as permitted under this Section 6.13 and the Closing occurs, this Agreement will be deemed to be amended to include the additional disclosures made by TC under this Section 6.13 that were identified in the MAE Notice as if such disclosures had been made as of the date of this Agreement.  If PUB, PIB and TC disagree as to whether such additional disclosure would result in the failure of the conditions set forth in Section 7.3(a), the matter shall be submitted to arbitration pursuant to the procedures described in Section 9.8, except that the Shareholders Representative will not be a party to the arbitration, but instead the parties will be PUB, PIB and TC.  If the additional disclosure will not result in the failure of the conditions set forth in Section 7.3(a), PUB and PIB will still have the ability to seek indemnification for such matters after the Closing, as provided herein.

(b)From time to time prior to the Closing, PUB and PIB will have the right to supplement or amend the Schedules or prepare additional Schedules, but only to disclose any information related to facts, circumstances or events occurring after the date of this Agreement necessary in order to make each representation and warranty of PUB and PIB set forth in Article 3 true and correct.  If such additional disclosure (i) reveals any facts, circumstances or events that, individually or in the aggregate, would result in the failure of the condition set forth in Section 7.2(a), (ii) PUB and PIB are unable to cure such facts, circumstances or events, and (iii) PUB and PIB notify TC of this fact by delivering an MAE Notice; TC may, at its option, terminate this Agreement as permitted under Section 8.1(d) without any liability to TC by giving written notice to PUB upon the earlier to occur of (x) 5:00 p.m., Salt Lake City time, on the fifth (5th) day after receipt of the MAE Notice, with the day TC receives the MAE Notice included in determining whether TC’s termination of this Agreement is timely, or (y) the Closing Date.  In addition, if TC terminates this Agreement pursuant to this Section 6.13, it will be entitled to the break-up fee described in Section 8.5.  If TC does not give timely notice of the termination of this Agreement as permitted under this Section 6.13 and the Closing occurs, this Agreement will be deemed to be amended to include the additional disclosures made by PUB and PIB under this Section 6.13 that were identified in the MAE Notice as if such disclosures had been made as of the date of this Agreement.  If PUB, PIB and TC disagree as to whether such additional disclosure would result in the failure of the conditions set forth in Section 7.2(a), the matter shall be submitted to arbitration pursuant to the procedures described in Section 9.8, except that the Shareholders Representative will not be a party to the arbitration, but instead the parties will be PUB, PIB and TC.  If the additional disclosure will not result in the failure of the conditions set forth in Section 7.2(a), TC will still have the ability to seek indemnification for such matters after the Closing, as provided herein.

6.14280G Approval.  TC shall make no payments that separately or in the aggregate could or would result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

6.15Reasonable and Diligent Efforts.  Subject to Section 6.5, the Parties shall use reasonable and diligent efforts in good faith to satisfy the various conditions to Closing and to consummate the Merger as soon as practicable.  None of the Parties will intentionally take or intentionally permit to be taken any action that would be in breach of the terms or provisions of this Agreement (including any action that would impair or impede the timely obtainment of the Regulatory Approvals or that would cause any of the representations contained herein to be or become untrue).

6.16Tail D&O Policy.  On or prior to the Closing Date TC will obtain at its own expense an extended reporting period policy, with terms and coverage no less advantageous than current insurance policies, covering directors and officers of TC for a period of not less than three (3) years from the Closing Date at no additional cost to PUB or PIB.

6.17Legal Opinions.  Each party to this Agreement will provide Dorsey & Whitney LLP such representations of officers of PUB and TC reasonably satisfactory in form and substance to such counsel in order for it to issue any opinion relating to the tax effects of the Transaction.

article 7
CONDITIONS

7.1Conditions to Obligations of Each Party.  The respective obligations of each party to effect the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a)Regulatory Approvals.  The Regulatory Approvals shall have been obtained and the applicable waiting periods, if any, under all statutory or regulatory waiting periods shall have lapsed.  None of such approvals shall contain any conditions or restrictions that PUB or PIB reasonably believes will materially restrict or limit the business or activities of PUB, PIB, TC or their subsidiaries or have a material adverse effect on, or would be reasonably likely to have a material adverse effect on, the business, operations or financial condition of PUB and PIB, taken as a whole, on the one hand, or TC on the other hand.

(b)No Injunction.  No injunction or other order entered by a state or federal court of competent jurisdiction shall have been issued and remain in effect which would impair the consummation of the transactions contemplated hereby.

(c)No Prohibitive Change of Law.  There shall have been no law, statute, rule or regulation, domestic or foreign, enacted or promulgated which would materially impair the consummation of the transactions contemplated hereby.

(d)Governmental Action.  There shall not be any action taken, or any statute, rule, regulation, judgment, order or injunction proposed, enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby by any federal, state or other court, government or governmental authority or agency, which would reasonably be expected to result, directly or indirectly, in (i) restraining or prohibiting the consummation of the transactions contemplated hereby or obtaining material damages from TC, PUB or PIB in connection with the transactions contemplated hereby, (ii) prohibiting direct or indirect ownership or operation by PUB of all or a material portion of the business or assets of TC or of PIB, or to compelling PUB or PIB, or TC to dispose of or to hold separately all or a material portion of the business or assets of PUB or PIB, or of TC, as a result of the transactions contemplated hereby, or (iii) requiring direct or indirect divestiture by PUB or PIB of any of their businesses or assets or of the business or assets of TC.

(e)No Termination.  No party hereto shall have terminated this Agreement as permitted herein.

(f)Shareholder Approval by TC Shareholders.  The Merger shall have been approved by the Required TC Shareholder Vote.

7.2Additional Conditions to Obligation of TC.  The obligation of TC to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a)Representations and Warranties.  The representations and warranties set forth in Article 3 that are not subject to materiality or material adverse effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, and the representations and warranties set forth in Article 3 that are subject to materiality or material adverse effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date (without taking into account any supplemental disclosures after the date of this Agreement by PUB or PIB or the discovery of information by TC).

(b)PIB Southern Utah Advisory Board.  PIB shall have appointed two persons affiliated with TC to its Southern Utah Advisory Board, subject to the closing of the Merger, and provided that the appointments must be reasonably acceptable to TC.

(c)Agreements.  PUB and PIB shall have performed and complied with each of its agreements contained in this Agreement.

(d)Officer’s Certificate.  PUB and PIB shall have furnished to TC a certificate of the Chief Executive Officer of PUB and PIB, dated as of the Effective Time, in which such officer shall certify that such officer has no reason to believe that the conditions set forth in Sections 7.2(a) and (b) have not been fulfilled.

(e)Secretary’s Certificate.  PUB and PIB shall have furnished to TC (i) copies of the text of the resolutions by which the corporate action on the part of PUB and PIB necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Effective Time executed on behalf of PUB and PIB by the corporate secretary of each, or one of their assistant corporate secretaries, certifying to TC that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(f)Change in Control of PUB or PIB.  Neither PUB nor PIB shall have (i) been merged or consolidated with or into, or announced an agreement to merge with or into, another corporation in any transaction in which the holders of the voting securities of PUB or PIB would not hold a majority of the voting securities of the surviving corporation, (ii) sold all or substantially all of its assets, or (iii) had one person or group acquire, directly or indirectly, beneficial ownership of more than 50% of the outstanding PUB Common Shares or more than 50% of the outstanding common shares of PIB.

(g)Retention Agreements.  PIB shall have delivered retention agreements, executed by PIB, substantially in the form of Exhibit E attached hereto, to each of the TC employees identified on Schedule 7.3(i).

7.3Additional Conditions to Obligation of PUB and PIB.  The obligations of PUB and PIB to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a)Representations and Compliance.  The representations and warranties set forth in Article 4 that are not subject to materiality or material adverse effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date, and the representations and warranties set forth in Article 4 that are subject to materiality or material adverse effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date (without taking into account any supplemental disclosures after the date of this Agreement by TC or the discovery of information by PUB or PIB).

(b)Agreements.  TC shall have performed and complied with each of its agreements contained in this Agreement.

(c)Officers’ Certificate of TC.  TC shall have furnished to PUB and PIB a certificate of the Chief Financial Officer of TC, dated as of the Effective Time, in which such officers shall certify to the conditions set forth in Section 7.3(a) and 7.3(b).

(d)TC Secretary’s Certificate.  TC shall have furnished to PUB and PIB (i) copies of the text of the resolutions by which the corporate action on the part of TC necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Effective Time executed on behalf of TC by its corporate secretary or one of its assistant corporate secretaries certifying to PUB and PIB that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(e)St. George Lease Transfer. TC shall have furnished to PUB and PIB the St. George Lease Transfer, duly executed by TC and 3S&G, LLC.

(f)Dissenting Shares.  PUB shall conclude, in its good faith determination, that the aggregate cash consideration to be paid for fractional shares, Dissenting Shares, the Escrow Amount and the amount of cash to be paid to the shareholders pursuant to Article 2 shall be equal to or less than 35% of the Total Purchase Price.  In addition, the number of Dissenting Shares shall not exceed 8% of the total TC Common Shares issued and outstanding immediately prior to the Effective Time.

(g)Required Consents.  Each Required Consent will have been obtained and be in full force and effect and such actions as PUB’s counsel may reasonably require will have been taken in connection therewith.

(h)Non-Competition Agreements

.  Each of the people identified on Schedule 7.3(h) shall have delivered non-competition agreements, executed by each of them, substantially in the form of Exhibit D attached hereto, to PIB, provided that PIB shall have the ability to waive this requirement with respect to any of the people identified on Schedule 7.3(h).

(i)Retention Agreements.  Each of the people identified on Schedule 7.3(i) shall have delivered retention agreements, within 30 days after the date hereof, executed by each of them, substantially in the form of Exhibit E attached hereto, to PIB, to be held in escrow until the Closing Date, provided that PIB shall have the ability to waive this requirement with respect to any of the people identified on Schedule 7.3(i).

(j)Support Agreement.  Each of the shareholders listed on Schedule 7.3(j) shall have delivered the Support Agreement, substantially in the form of Exhibit C attached hereto, to PIB.

(k)Closing Capital.  TC shall have TC Closing Capital as of the Closing Date greater than or equal to $14,300,000.

(l)Release Agreement.  Each of the directors of TC shall have delivered an executed release agreement in form reasonably satisfactory to PUB.

(m)FIRPTA Certificate. TC shall have furnished to PUB and PIB a a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that TC is not a foreign person within the meaning of Section 1445 of the Code.

article 8
TERMINATION, AMENDMENT AND WAIVER

8.1Reasons for Termination.  This Agreement, by prompt written notice given to the other parties prior to or at the Closing, may be terminated:

(a)by mutual consent of the boards of directors of PUB, PIB and TC;

(b)by PUB or PIB, or TC, if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) by December 31, 2017, or such later date as has been approved, in writing, by PUB, PIB and TC;

(c)by PUB or PIB, or TC, if the Required TC Shareholder Vote shall not have been obtained at the Shareholder Meeting or at any adjournment or postponement thereof;

(d)by PUB or PIB if:  (i) TC has or will have breached any representation, warranty or agreement contained in this Agreement in any material respect, and if such is reasonably able to be cured, TC shall have failed to cure such breach to PUB’s or PIB’s reasonable satisfaction, or (ii) if any of the conditions in Section 7.1 (other than Section 7.1(a)) or 7.3 becomes impossible to satisfy (other than through the failure of PUB or PIB to comply with its obligations under this Agreement);

(e)by TC if (i) PUB or PIB has or will have breached any representation, warranty or agreement contained in this Agreement in any material respect, and if such is reasonably able to be cured, PUB or PIB shall have failed to cure such breach to TC’s reasonable satisfaction, or (ii) if any of the conditions in Section 7.1(other than Section 7.1(a)) or 7.2 becomes impossible to satisfy (other than through the failure of TC to comply with its obligations under this Agreement);

(f)By TC if (i) (x) the Closing Market Price is less than $22.70 and greater than or equal to $21.36 and (y) the PUB Price Ratio is less than the Index Ratio by more than 10%, or (ii) the Closing Market Price is less than $21.36;

(g)By PUB if (i) (x) the Closing Market Price is greater than $30.71 but less than or equal to $32.04 and (y) the PUB Price Ratio is greater than the Index Ratio by more than 10%, or (ii) the Closing Market Price is greater than $32.04;

(h)by either PUB, PIB or TC upon written notice to the other party 30 days after the date on which any request or application for a Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the governmental entity which must grant such Regulatory Approval, unless within the 30-day period following such denial or withdrawal the parties agree to file, and have filed with the applicable governmental entity, a petition for rehearing (or other applicable appeal) or an amended application, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(h) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(i)by PUB, PIB or TC if a Superior Proposal is accepted by TC or consummated; or

(j)by PUB, PIB or TC if TC Annualized Net Income at the Closing Date would be less than $590,000.

If TC elects to exercise its termination right pursuant to this Section 8.1, it shall give prompt (but in any case within 24 hours of such determination) written notice thereof to PUB.  During the five Business Day period commencing with its receipt of such notice, PUB may, at its option:

(i)in the case of Section 8.1(f)(i), adjust the Per Share Stock Consideration (or agree to pay additional cash consideration along with the Per Share Stock Consideration, or a combination thereof) such that the total value of PUB Common Shares to be issued in the Transaction, plus any such additional cash consideration (but not including the Per Share Cash Consideration), is equal to the result of (i) the number of shares of TC Common Shares outstanding at the Effective Time, multiplied by (ii) the Per Share Stock Consideration, multiplied by (iii) $22.70, and

(ii)in the case of Section 8.1(f)(ii), adjust the Per Share Stock Consideration (or agree to pay additional cash consideration along with the Per Share Stock Consideration, or a combination thereof) such that the total value of PUB Common Shares to be issued in the Transaction, plus any such additional cash consideration (but not including the Per Share Cash Consideration), is equal to the result of (i) the number of shares of TC Common Shares outstanding at the Effective Time, multiplied by (ii) the Per Share Stock Consideration, multiplied by (iii) $21.36.

Provided, however, that in the event PUB determines to pay the increase described in the preceding sentence, PUB may elect to pay the amount of such increase in cash or in PUB Common Shares (valued at the Closing Market Price).

If PUB makes the election contemplated by the preceding sentence within such five Business Day period, it shall give prompt written notice to TC of such election and the revised consideration, whereupon no termination shall have occurred pursuant to this Section 8.1 and this Agreement shall remain in effect in accordance with its terms (except as such consideration shall have been so modified).

If PUB elects to exercise its termination right pursuant to this Section 8.1, it shall give prompt (but in any case within 24 hours of such determination) written notice thereof to TC.  During the five Business Day period commencing with its receipt of such notice, TC may, at its option:

(a)in the case of Section 8.1(g)(i), decrease the number of PUB Common Shares to be delivered for each TC Common Share pursuant to Section 2.2(a)(ii) to an amount equal to the quotient obtained by dividing (a) the quotient obtained by dividing (i) the result of (A) the number of TC Common Shares outstanding at the Effective Time, multiplied by (B) the Per Share Stock Consideration, further multiplied by (C) $30.71, by (ii) the PUB Closing Market Price (rounded up to the nearest whole share), and (b) the number of shares of TC Common Shares outstanding at the Effective Time (prior to taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of PUB Common Shares for which no consideration is received between the date of this Agreement and the Closing Date), and

(b)in the case of Section 8.1(g)(ii), decrease the number of PUB Common Shares to be delivered for each TC Common Share pursuant to Section 2.2(a)(ii) to an amount equal to the quotient obtained by dividing (a) the quotient obtained by dividing (i) the result of (A) the number of TC Common Shares outstanding at the Effective Time, multiplied by (B) the Per Share Stock Consideration, further multiplied by (C) $32.04, by (ii) the PUB Closing Market Price (rounded up to the nearest whole share), and (b) the number of shares of TC Common Shares outstanding at the Effective Time (prior to taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of PUB Common Shares for which no consideration is received between the date of this Agreement and the Closing Date).

If the outstanding PUB Common Shares or any company belonging to the NASDAQ Bank Index shall be changed into a different number of shares by reason of any stock dividend, reclassification, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the end of the Price Determination Period, the Starting Price, the Closing Market Price and the other amounts in this Section 8.1 shall be appropriately adjusted.

For purposes of this Section 8.1, the following terms shall have the meanings set forth below:

“Starting Price” shall mean $26.70, which was the closing price of PUB Common Shares as of February 27, 2017.

“PUB Closing Market Price” shall be the average closing price of PUB Common Shares, calculated to four decimal places, for the Price Determination Period, as reported on the NASDAQ Capital Market.

“PUB Price Ratio” shall mean the quotient (multiplied by 100 to express such quotient as a percentage) obtained by dividing the Closing Market Price by the Starting Price, calculated to four decimal places.

“Index Ratio” shall mean the quotient (multiplied by 100 to express such quotient as a percentage) obtained by dividing the Average NASDAQ Bank Index Value For The Price Determination Period by 3,933.01, which was the closing index value of the NASDAQ Bank Index on February 27, 2017.

“Average NASDAQ Bank Index Value For The Price Determination Period” shall mean the average closing index value of the NASDAQ Bank Index for the Price Determination Period, as quoted by NASDAQ.

“Price Determination Period” means the twenty consecutive Trading Days immediately preceding the date that is ten Trading Days before the Closing Date.

“NASDAQ Bank Index” shall mean the NASDAQ Market Index Sector, having the trading symbol “IXBK,” for certain bank stocks grouped by NASDAQ.

8.2Effect of Termination.  Except as provided in Sections 8.3, 8.4 and 8.5, if this Agreement is terminated pursuant to Section 8.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of PUB, PIB, TC or any of their respective representatives, and all rights and obligations of each party hereto shall cease; provided, however, that, subject to Sections 8.3, 8.4 and 8.5, nothing herein shall relieve any party from liability for the breach of any of its covenants or agreements set forth in this Agreement.

8.3Expenses.  Except as provided in Sections 8.4 and 8.5, all Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.  “Expenses” as used in this Agreement shall consist of all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the solicitation of shareholder approvals and all other matters related to the consummation of the Merger.

8.4TC Termination Payments.

(a)In the event that this Agreement is terminated by PUB or PIB pursuant to Section 8.1(d) (other than termination resulting from failure of the conditions set forth in Sections 7.1, 7.3(e), 7.3(h), 7.3(i) or 7.3(j) to be satisfied), unless such breach of representations and warranties referenced in Section 8.1(d) is a result of the failure by PUB or PIB to perform and comply in all material respects with any of its material obligations under this Agreement, which obligations or conditions are to be performed, complied with or fulfilled by it prior to or on the date of such termination, then, provided PUB or PIB, as the case may be, is in material compliance with all of its material obligations under this Agreement, TC shall pay to PUB a termination fee of $400,000, plus documented reasonable out-of-pocket Expenses and costs (up to a maximum of $300,000 in such Expenses and costs).  Except as provided in the following sentence and in Section 8.4(b), such sums shall constitute liquidated damages and the receipt thereof shall be PUB and PIB’s sole and exclusive remedy under this Agreement.  Notwithstanding the foregoing, if this Agreement is terminated by PUB or PIB as a result of TC’s willful breach of this Agreement, then in addition to recovery of its out-of-pocket expenses and costs, PUB and PIB shall be entitled to recover such other amounts, including consequential damages, as it may be entitled to receive at law or in equity. As used in this Section 8.4(a), the term “willful breach” means an intentional act of a Party, which is taken with the knowledge, after reasonable inquiry, that such act will constitute a breach of the terms of this Agreement, and which terms were not waived or breach consented to by the other Party.

(b)In the event that this Agreement is terminated (i) by PUB or PIB as a result of a breach by TC of its covenant in Section 6.5, (ii) by PUB, PIB or TC pursuant to Section 8.1(i), or (iii) within twelve (12) months after the date of termination of this Agreement, TC has either consummated or entered into a definitive agreement relating to an Acquisition Proposal which was made known to any member of the TC board of directors prior to the date of such termination, then TC shall pay to PUB a termination fee equal to $1,000,000, plus documented reasonable out-of-pocket Expenses and costs (up to a maximum of an additional $300,000 in such costs and Expenses).  Except as provided in Section 8.4(a), such sums shall constitute liquidated damages and the receipt thereof shall be PUB and PIB’s sole and exclusive remedy under this Agreement; provided that in no event shall PUB or PIB be entitled to a termination fee under both Sections 8.4(a) and 8.4(b).

8.5PUB Termination Payments.  In the event that this Agreement is terminated by TC pursuant to Section 8.1(e) (other than termination resulting from failure of the conditions set forth in Section 7.1 to be satisfied), unless such breach of representations of warranties referenced in Section 8.1(e) is a result of the failure by TC to perform and comply in all material respects with any of its material obligations under this Agreement, which obligations or conditions are to be performed, complied with or fulfilled by it prior to or on the date of such termination, then, provided TC is in material compliance with all of its material obligations under this Agreement, PUB or PIB, as the case may be, shall pay TC a termination fee of $400,000, plus documented out-of-pocket Expenses and costs (up to a maximum of an additional $300,000 in such expenses and costs).  Except as provided in the following sentence, such sums shall constitute liquidated damages and the receipt thereof shall be PUB and PIB’s sole and exclusive remedy under this Agreement.  Notwithstanding the foregoing, if this Agreement is terminated by TC as a result of PUB or PIB’s willful breach of this Agreement, then in addition to recovery of its out-of-pocket Expenses and costs, TC shall be entitled to recover such other amounts, including consequential damages, as it may be entitled to receive at law or in equity.

article 9
SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION
AND REMEDIES; CONTINUING COVENANTS

9.1Survival.  If the Merger is consummated, the representations and warranties of the parties contained in this Agreement and the certificates mentioned herein shall survive the Effective Time and remain in full force and effect for a period of 18 months, which is the Survival Period; provided, however, that the representations and warranties of TC contained in Section 4.1, Section 4.2, Section 4.3, Section 4.15, Section 4.18 and Section 4.20 shall remain operative and in full force and effect until 60 days past the expiration of the applicable statute of limitations; provided, further, that that the representations and warranties of PUB and PIB contained in Sections 3.1, Section 3.2, Section 3.3 and Section 3.4 shall remain operative and in full force and effect until 60 days past the expiration of the applicable statute of limitations; provided further, however, that no right to indemnification pursuant to this Article 9 in respect of any claim based upon any failure of a representation or warranty that is set forth in a Notice of Claim delivered prior to the applicable expiration date for such representation or warranty shall be affected by the expiration of such representation or warranty; and provided, further, that such expiration shall not affect the rights of any party under this Article 9 or otherwise to seek recovery of damages arising out of any fraud or intentional breach by the other party until the expiration of the applicable statute of limitations with respect thereto.  If the Merger is consummated, all covenants of the parties shall expire and be of no further force or effect as of the Effective Time, except to the extent such covenants provide that they are to be performed after the Effective Time; provided, however, that no right to indemnification pursuant to this Article 9 in respect of any claim based upon any breach of a covenant shall be affected by the expiration of such covenant.

9.2Agreement for PUB and PIB.  TC agrees that PUB and PIB and their respective officers, directors, agents, representatives, shareholders and employees, and each person, if any, who controls or may control PUB or PIB, as the case may be, within the meaning of the 1933 Act (each hereinafter referred to individually as an “PUB Indemnified Person” and collectively as “PUB Indemnified Persons”) shall be indemnified from and against any and all losses, reductions in value, costs, damages, Liabilities and expenses (including reasonable attorneys’ fees, other professionals’ and experts’ fees, costs of investigation and court costs for enforcement of this indemnification right and net of any insurance recovery received in connection with such losses, costs, damages, Liabilities and expenses (hereinafter collectively referred to as “Damages”)), directly or indirectly arising out of, resulting from or in connection with:

(a)any failure of any representation or warranty made by TC in this Agreement to be true and correct as of the date of this Agreement and as of the Closing Date (as though such representation or warranty were made as of the Closing Date rather than the date of this Agreement, except in the case of any individual representation and warranty which by its terms speaks only as of a specific date or dates);

(b)any failure of any certification made by TC to be true and correct as of the date such certificate is delivered to PUB or PIB;

(c)any breach of or default in connection with any of the covenants or agreements made by TC in this Agreement;

(d)any Third-Party Claim (as defined below) relating to any breach or failure referred to in clause (a) through (c) above;

(e)any pre-closing Taxes of TC not adequately reserved against in the TC Financial Statements;

(f)any claims, costs or liabilities in respect of any wages, severance, bonuses, unpaid salary or any other form of compensation or deferred compensation made by existing or former employees, consultants or agents of TC in respect of any work or services performed at any time prior to the Effective Time in connection with the consummation of the Merger at the Effective Time;

(g)any charge-offs, losses, write-downs or expenses associated with the loans set forth on Schedule 9.2(g) for which the amount of such charge-offs exceeds the amount reserved in TC’s allowance for loan and lease losses as set forth in the TC Financial Statements as of Closing and any losses, write-downs or expenses connected with any TC OREO, offset by any gains connected with any TC OREO.  The measurement of the charge-offs, losses, write-downs or expenses, net of any gains related to TC OREO (together, “Adjustments”), connected with the TC Loans and OREO will be conducted at the end of the Survival Period and any Adjustments, net of income taxes, will be an adjustment of the Escrow Amount;

(h)payments made, or not made, by PUB based upon the Capitalization Schedule set forth in Schedule 4.3 or as set forth in Section 1.2(a)(iii);

(i)any Damages relating to the items described in Schedule 4.3;

(j)any Damages relating to the issuance, vesting or exercise of TC Stock Options;

(k)any Damages relating to the bonus payments described on Schedule 5.1(c)(2);

(l)any Damages relating to a breach of Section 6.14; and

(m)any Damages relating to the matter set forth on Schedule 4.17, paragraph 9.

If the Merger is consummated, all Claims for indemnity made by a PUB Indemnified Person pursuant to this Section 9.2 shall be raised and managed solely by and through PUB.

To the extent that an indemnified party otherwise would receive indemnification payments under this Agreement for 100% of all Damages and liabilities that are subject to a right of indemnification under this Agreement, then the amount of the indemnification payments for such Damages and liabilities shall be reduced by the amount, if any, of the actual tax savings that such indemnified party determines in good faith would arise for such indemnified party as a result of a deduction, credit or other Tax benefit that is actually realized by the indemnified party in the taxable period in which the indemnification payment is made.  For the avoidance of doubt, the amount of any such indemnification payment in respect of Damages under this Article 9 shall be decreased by taking into account any actual resulting reduction in Taxes of the indemnified party during such current taxable period.

9.3Agreement by PUB and PIB to Indemnify.  PUB and PIB shall jointly indemnify and hold harmless TC shareholders, their officers, directors, agents, representatives, owners and employees (each hereinafter referred to individually as a “Shareholder Indemnified Person” and collectively as “Shareholder Indemnified Persons”) from and against any and all Damages directly or indirectly incurred, paid or accrued arising out of, resulting from or in connection with any breach of any representation, warranty or covenant given or made by PUB or PIB in this Agreement.

9.4Limitations.

(a)There shall be no indemnification obligation under Section 9.2(a) unless and until the aggregate of all Damages relating thereto for which TC shareholders would, but for this proviso, be liable exceeds on a cumulative basis when aggregating all Damages an amount equal to $75,000 (the “Threshold Amount”), and then TC shareholders shall be liable for all such Damages, including the Threshold Amount.

(b)Neither PUB nor PIB shall have any indemnification obligation under Section 9.3 unless and until the aggregate of all Damages relating thereto for which PUB or PIB would, but for this proviso, be liable, exceeds on a cumulative basis when aggregating all Damages of PUB and PIB an amount equal to the Threshold Amount, and then PUB or PIB, as the case may be, shall be liable for all such Damages, including the Threshold Amount.

(c)In no event shall the PUB Indemnified Persons be indemnified pursuant to this Article 9 in an amount in excess of the Escrow Amount, and claims on the part of the PUB Indemnified Persons shall be paid solely out of the Escrow Amount pursuant to the terms of the Escrow Agreement; provided, however, that this limitation will not apply to the breach of any covenant under this Agreement to pay any specified amount.

(d)In no event shall the aggregate total liability of PUB and PIB, collectively, for indemnification under this Article 9 exceed the amount of the Escrow Amount; provided, however, that this limitation will not apply to the breach of any covenant under this Agreement to pay any specified amount.

(e)Except for (i) injunctive or other equitable remedies available under applicable law, (ii) the Escrow Amount specifically provided for in this Agreement or (iii) any remedy available in the event of fraud or intentional breach by TC, the sole remedy available to any PUB Indemnified Person for breaches of this Agreement or otherwise in connection with the transactions contemplated by this Agreement shall be the indemnification rights provided in this Article 9.

9.5Notice of Claim.

(a)As used herein, the term “Claim” means a claim for indemnification of PUB, PIB or any other PUB Indemnified Person from a TC shareholder for Damages under this Article 9, or a claim for indemnification of any Shareholder Indemnified Person from PUB for Damages under this Article 9.

(b)PUB or a Shareholder Indemnified Person may give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other PUB Indemnified Person or Shareholder Indemnified Person, as applicable, and PUB or a Shareholder Indemnified Person, as applicable, shall give written notice of a Claim (a “Notice of Claim”) to the Shareholders’ Representative or to PUB, as applicable, promptly after PUB or a Shareholder Indemnified Person becomes aware of the existence of any potential claim by a PUB Indemnified Person or a Shareholder Indemnified Person for indemnification under Article 9, arising from or relating to:

(i)Any matter specified in Section 9.2 or Section 9.3, as applicable; or

(ii)the assertion, whether orally or in writing, against PUB, PIB or any other PUB Indemnified Person or against any Shareholder Indemnified Person of a claim, demand, suit, action, arbitration, investigation, inquiry or proceeding brought by a third party against PUB, PIB or such other PUB Indemnified Person or Shareholder Indemnified Person, as applicable (in each such case, a “Third-Party Claim”), that is based on, arises out of or relates to any matter specified in Section 9.2 or Section 9.3.

9.6Defense of Third-Party Claims.

(a)PUB shall determine and conduct the defense or settlement of any Third-Party Claim, provided that the Shareholders’ Representative shall have a participation right to the extent set forth below, and the costs and expenses incurred by PUB in connection with such defense or settlement (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Damages for which PUB may seek indemnification pursuant to a Claim made by any PUB Indemnified Person hereunder.

(b)The Shareholders’ Representative may retain separate co-counsel and participate in the defense of any Third-Party Claim and the costs and expenses incurred by the Shareholders’ Representative in connection with such defense or settlement (including attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be borne by the Shareholders’ Representative and subject to reimbursement pursuant to Section 9.9 below; provided, however, that at all times PUB shall retain control over the defense or settlements of any Third-Party Claim, and PUB will not consent to the entry of judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Shareholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed and which shall be deemed to have been given unless the Shareholders’ Representative shall have objected within twenty (20) days after a written request for such consent by PUB.  The Shareholders’ Representative shall have the right to receive copies of all pleadings, notices and communications with respect to the Third-Party Claim and PUB agrees, to the extent reasonable and appropriate, to consult with the Shareholders’ Representative to the extent that the Shareholders’ Representative participates in the defense of any Third-Party Claim.

(c)No settlement of any such Third-Party Claim with any third party claimant shall be determinative of the existence of or amount of Damages relating to such matter or the right to indemnification hereunder.

9.7Contents of Notice of Claim.  Each Notice of Claim given pursuant to Section 9.5 shall contain the following information:

(a)that a PUB Indemnified Person or Shareholder Indemnified Person has directly or indirectly incurred, paid or properly accrued or, in good faith, believes it shall have to directly or indirectly incur, pay or accrue, Damages in an aggregate stated amount arising from such Claim (which amount may be an estimated amount and may be the amount of damages claimed by a third party in an action brought against any PUB Indemnified Person or Shareholder Indemnified Person based on alleged facts, which if true, would give rise to liability for Damages to such PUB Indemnified Person or Shareholder Indemnified Person under this Article 9); and

(b)a brief description, in reasonable detail (to the extent reasonably available to PUB or the Shareholder Indemnified Person), of the facts, circumstances or events giving rise to the alleged Damages based on the PUB or the Shareholder Indemnified Person’s good faith belief thereof, including the identity and address of any third-party claimant (to the extent reasonably available) and copies of any formal demand or complaint, the amount of Damages (to the extent known), or the basis for such anticipated liability, and the specific nature of the breach to which such item is related.

9.8Resolution of Notice of Claim.  Each Notice of Claim given shall be resolved as follows:

(a)If, within 30 days after a Notice of Claim is received by the Shareholders’ Representative or PUB, the Shareholders’ Representative or PUB does not contest such Notice of Claim in writing to the Person seeking indemnification, the Shareholders’ Representative or PUB shall be conclusively deemed to have consented, and in the case of the Shareholders’ Representative on behalf of all TC shareholders, to the recovery by the Person seeking indemnification of the full amount of Damages (subject to the limits contained in this Article 9) specified in the Notice of Claim in accordance with this Article 9, including if applicable the forfeiture of all or a portion of the Escrow Amount equal in value to the amount of such Damages, and, without further notice, to have stipulated to the entry of a final judgment for damages against TC shareholders or PUB for such amount in any court having jurisdiction over the matter where venue is proper.

(b)If the Shareholders’ Representative or PUB gives the Person seeking indemnification written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) within the 30 day period specified in Section 9.8(a) above, then such Contested Claim shall be resolved by either (i) a written settlement agreement or memorandum executed by PUB and the Shareholders’ Representative or the applicable Shareholder Indemnified Person, or (ii) in the absence of such a written settlement agreement within 30 days following receipt of the written notice of the Contested Claim, by binding arbitration between PUB and the Shareholders’ Representative or the applicable Shareholder Indemnified Person in accordance with the terms and provisions of Section 9.8(c) below.

(c)If no such agreement can be reached after good faith negotiation, either PUB or the Shareholders’ Representative or the Shareholder Indemnified Person may, by written notice to the other applicable party, demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by three arbitrators.  Within 15 days after such written notice is sent, PUB (on the one hand) and the Shareholders’ Representative or the Shareholder Indemnified Person (on the other hand) shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator.  The decision of the arbitrators as to the validity and amount of any claim in any disputed Notice of Claim shall be binding and conclusive upon the parties to this Agreement.

(d)Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction.  Any such arbitration shall be held in Utah County, Utah under the commercial rules then in effect of the American Arbitration Association.  The non-prevailing party to an arbitration shall pay its own expenses, the fees of each arbitrator, the administrative fee of the American Arbitration Association, and the expenses, including, without limitation, the reasonable attorneys’ fees and costs, incurred by the prevailing party to the arbitration.  The arbitration panel shall be authorized to determine which party to the arbitration is the prevailing party and which party is the non-prevailing party.

9.9Appointment of Representative.  By voting in favor of the Merger or participating in the Merger and accepting the benefits thereof, each TC shareholder shall be deemed to have approved the designation of and designates Jason Lindsey (the “Shareholders’ Representative”) as the representative of TC shareholders, and as the attorney-in-fact and agent for and on behalf of each such Person with respect to claims for indemnification under this Article 9 and the taking by the Shareholders’ Representative of any and all actions and the making of any decisions required or permitted to be taken by the Shareholders’ Representative under this Agreement, including the exercise of the power to:  (a) give and receive notices and communications to or from PUB (on behalf of itself of any other PUB Indemnified Person) relating to this Agreement or any of the transactions and other matters contemplated hereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by such holders or participants individually); (b) authorize the release or delivery of all or a portion of the Escrow Amount; (c) agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand arbitration or litigation of, and comply with orders of arbitrators or courts with respect to, (i) indemnification claims by PUB or any other PUB Indemnified Person pursuant to this Article 9 or (ii) any dispute between any PUB Indemnified Person and any such holder or participant, in each case relating to this Agreement; and (d) take all actions necessary or appropriate in the judgment of the Shareholders’ Representative for the accomplishment of the foregoing.  The Shareholders’ Representative shall have authority and power to act on behalf of each TC shareholder with respect to the disposition, settlement or other handling of all claims under this Article 9 and all rights or obligations arising under this Article 9.  The TC shareholders shall be bound by all actions taken and documents executed by the Shareholders’ Representative in connection with this Article 9, and PUB and other PUB Indemnified Persons shall be entitled to rely on any action or decision of the Shareholders’ Representative.  No bond shall be required of the Shareholders’ Representative, and the Shareholders’ Representative shall receive no compensation for his services.  Notices or communications to or from the Shareholders’ Representative shall constitute notice to or from each of TC shareholders.  In the event of the resignation, disability or death of the Shareholders’ Representative, his replacement shall be selected by a majority in interest vote of all TC shareholders who voted in favor of the merger.  The term “majority in interest vote” shall mean a vote by record holders of a majority of PUB Common Shares at the time the vote is held, provided and only to the extent such holders received such shares in exchange for the surrender of their TC Common Shares in connection with the merger.  The Shareholders’ Representative (i) shall not be liable to any of the TC shareholders for any error of judgment, act done or omitted by him in good faith, or mistake of fact or law unless caused by his own gross negligence or willful misconduct; (ii) shall be reimbursed from any escrow fund established under the terms of the Merger Agreement otherwise deliverable to the TC shareholders (including the Escrow Amount), for counsel fees and other out-of-pocket expenses incurred by the Shareholders ‘ Representative in connection with the carrying out of his duties hereunder.  The escrow agent thereunder shall be entitled to rely upon the instruction of such Shareholders’ Representative.

article 10
GENERAL PROVISIONS

10.1Press Releases and Announcements.  Any public announcement, including any announcement to employees, customers, suppliers or others having dealings with TC, or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement, will be issued, if at all, at such time and in such manner as the Parties mutually agree upon, determine and approve; provided, however, that PUB will be entitled to make any public announcement that it determines in its sole discretion is required by any applicable law, regulation or rule, including without limitation, of the SEC or The Nasdaq Stock Market LLC.  PUB will have the right to be present for any in-person announcement by TC.  Unless consented to by PUB or required by law, TC will keep this Agreement and the transactions contemplated by this Agreement confidential.

10.2Notices.  All notices and other communications hereunder shall be in writing and shall be sufficiently given if made by hand delivery, by e-mail, by overnight delivery service, or by registered or certified mail (postage prepaid and return receipt requested) to the parties at the following addresses (or at such other address for a Party as shall be specified by it by like notice):

if to PUB or PIB:

People’s Utah Bancorp
33 East Main Street
American Fork, Utah 84003
Attention:  Richard Beard and Mark Olson
e-mail:  richard.beard@peoplesutah.com

mark.olson@peoplesutah.com

with a copy to:

Dorsey & Whitney LLP
136 South Main Street
Suite 1000
Salt Lake City, Utah
Attention:  Nolan Taylor and David Marx
e-mail:  marx.david@dorsey.com

if to TC:

Town & Country Bank, Inc.
405 East Saint George Blvd.
St. George, Utah 84770
Attention:  Jason Lindsey
e-mail:  jasonclindsey@gmail.com

with a copy to:

Jones Waldo Holbrook & McDonough, PC
170 S. Main St., Suite 1500
Salt Lake City, UT 84101
Attention:  Daniel Daines
email:  ddaines@joneswaldo.com

if to the Shareholders’ Representative:

440 Michael Circle
Santa Clara, Utah 84765
Attention:  Jason Lindsey
e-mail:  jasonclindsey@gmail.com

with a copy to:

Jones Waldo Holbrook & McDonough, PC
170 S. Main St., Suite 1500
Salt Lake City, UT 84101
Attention:  Daniel Daines
email:  ddaines@joneswaldo.com

All such notices and other communications shall be deemed to have been duly given as follows:  when delivered by hand, if personally delivered; three Business Days after being deposited in the mail, postage prepaid, if delivered by mail; when receipt electronically acknowledged, if e-mailed; and the next day after being delivered to an overnight delivery service.

10.3Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated by any Party to this Agreement without the prior written consent of the other Parties to this Agreement, except that PUB may assign any of its rights under this Agreement to one or more subsidiaries of PUB, so long as PUB remains responsible for the performance of all of its obligations under this Agreement.  Subject to the foregoing, this Agreement and all of the provisions of this Agreement will be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns.

10.4No Third Party Beneficiaries.  Except as set forth in article 9, nothing expressed or referred to in this Agreement confers any rights or remedies upon any person that is not a Party or permitted assign of a Party to this Agreement.

10.5Schedules.  The Schedules correspond to the specific sections contained in this Agreement.  Nothing in a Schedule is deemed adequate to disclose an exception to a representation or warranty made in this Agreement unless the Schedule identifies in the corresponding schedule the exception with particularity and describes the relevant facts in detail.  Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item is not deemed adequate to disclose an exception to a representation or warranty unless the representation or warranty relates solely to the existence of the document or other item itself.  Each Schedule relates only to the representations and warranties in the section and subsection of this Agreement to which they correspond and not to any other representation or warranty in this Agreement, except that a disclosure made on any Schedule with respect to any representation or warranty shall be deemed to be made with respect to any other representation or warranty requiring the same or similar disclosure to the extent that the relevance of such disclosure to such other representation or warranty is reasonably evident from the face of the disclosure schedule.  Except for the specific qualifications and exceptions disclosed in the Schedules, in the event of any inconsistency between the statements in this Agreement and the statements in a Schedule, the statements in this Agreement will control.

10.6Interpretation.  When a reference is made to a person’s knowledge, the knowledge of a person, or similar language, the term “knowledge” means the actual knowledge of any director or officer of that person, or the knowledge that it is reasonable to expect a prudent person with such a role and responsibility to hold.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  References to Sections and Articles refer to Sections and Articles of this Agreement unless otherwise stated.  Words such as “herein,” “hereinafter,” “hereof,” “hereto,” “hereby” and “hereunder,” and words of like import, unless the context requires otherwise, refer to this Agreement (including the Exhibits and Schedules hereto).  As used in this Agreement, the masculine, feminine and neuter genders shall be deemed to include the others if the context requires.

10.7Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the Parties shall negotiate in good faith to modify this Agreement and to preserve each Party’s anticipated benefits under this Agreement.

10.8Complete Agreement.  This Agreement and the other agreements mentioned herein contains the complete agreement between the Parties and supersedes any prior understandings, agreements or representations by or between the parties, written or oral, including the letter of intent entered into between PUB, PIB and TC on March 15, 2017.  TC acknowledges that PUB has made no representations, warranties, agreements, undertakings or promises except for those expressly set forth in this Agreement or in agreements referred to herein that survive the execution and delivery of this Agreement.

10.9Amendment.  This Agreement may not be amended except by an instrument in writing approved by the Parties to this Agreement and signed on behalf of each of the Parties hereto.

10.10Waiver.  At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto or (b) waive compliance with any of the agreements of any other parties or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

10.11Governing Law.  THE DOMESTIC LAW, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES, OF THE STATE OF UTAH WILL GOVERN ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED BY THIS AGREEMENT.

10.12Specific Performance.  Each of the parties acknowledges and agrees that the subject matter of this Agreement, including the business, assets and properties of TC, is unique, that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at law would not be adequate to compensate such other Parties not in default or in breach.  Accordingly, each of the Parties agrees that the other Parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity (without any requirement that PUB provide any bond or other security).  The Parties waive any defense that a remedy at law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.

10.13Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.13.

10.14Investigation of Representations, Warranties and Covenants.  No investigation made by or on behalf of the Parties hereto or the results of any such investigation shall constitute a waiver of any representation, warranty or covenant of any other Party.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above by their respective duly elected and authorized officers.

PEOPLE’S UTAH BANCORP

By:	/s/ Richard T. Beard
Name:	Richard T. Beard
Title:	President & CEO

PEOPLE’S INTERMOUNTAIN BANK

By:	/s/ Richard T. Beard
Name:	Richard T. Beard
Title:	CEO

TOWN & COUNTRY BANK, INC.

By:	/s/ Kurt C. Johnson
Name:	Kurt C. Johnson
Title:	Chairman of the Board

SHAREHOLDERS’ REPRESENTATIVE

By:	/s/ Jason Lindsey
Name:	Jason Lindsey, an individual

S-1

Following are defined terms not referenced in Section 2.1 Definitions:

TABLE OF DEFINITIONS
Defined Term	Section
1933 Act	3.2(b)
Acquisition Proposal	6.5(a)(ii)
Acquisition Transaction	6.5(a)(i)
Adjustments	9.2(g)
Agreement	Initial paragraph
Average NASDAQ Bank Index Value For the Price Determination Period	8.1
PIB	Initial paragraph
Bank Holding Company Act	3.1
Bank Regulators	4.23
Benefit Plans	4.20(a)
Board Recommendation	6.9(a)
Business Day	2.5
Charter	3.2(b)
Claim	9.5(a)
Closing	1.2
Closing Date	1.2
Code	Preamble
Contested Claim	9.8(b)
Damages	9.2
Dissenting Shares	2.10
Division of Corporations	1.1(e)
Effective Date	1.1(e)
Effective Time	1.1(e)
Employees	4.20(a)
Encumbrance	4.13(b)
Environmental Laws	4.14
ERISA	4.20(a)
Escrow Agent	2.9(a)
Escrow Agreement	1.2(a)(viii)
Excess TC Closing Capital Payment	2.4
Exchange Act	3.5
Exchange Agent	2.6(a)
Exchange Fund	2.6(a)
Expenses	8.3
Fairness Hearing	3.2(b)
FDIC	3.2(b)
Independent Accountant(s)	2.5
Index Ratio	8.1
Intellectual Property	4.30(a)
Interim Financial Statements	6.3

TABLE OF DEFINITIONS
Defined Term	Section
Investment Securities	4.29(a)
IRS	4.20(b)
IT Assets	4.30(c)
Knowledge	Error! Reference source not found.
Latest TC Balance Sheet	4.4
Liabilities	4.9
MAE Notice	6.13(a)
Merger	Preamble
NASDAQ Bank Index	8.1
New Share	2.6(a)
Notice of Claim	9.5(b)
Old Shares	2.3
Party/Parties	Initial Paragraph
Pre-Closing Dividend	2.4
Price Determination Period	8.1
Prior Consultation	5.1
Proxy Statement	6.9(a)
PUB	Initial paragraph
PUB Closing Price	8.1
PUB Common Shares	Preamble
PUB Indemnified Person(s)	9.2
PUB Price Ratio	8.1
PUB SEC Documents	3.5
Real Property	4.13(c)
Reasonable Efforts	6.1
Regulatory Approvals	3.2(b)
Related TC Statements	4.4
Representatives	6.5(b)
Required Consents	6.4
Required TC Shareholder Vote	4.2(a)
SBA	3.2(b)
SEC	3.5
Shareholders’ Representative	9.9
Shareholder Indemnified Person(s)	9.3
St. George Lease Transfer	1.2(a)(vii)
Starting Price	8.1
Superior Proposal	6.5(a)(iii)
Support Agreement	Preamble
Support Agreement Parties	Preamble
Survival Period	2.9(b)
Surviving Entity	Article 1
Tax	4.15
TC	Initial paragraph

TABLE OF DEFINITIONS
Defined Term	Section
TC Annual Financial Statements	4.4
TC Common Shares	Preamble
TC Financial Statements	4.4
TC Preferred Shares	2.2(b)
TC Regulatory Reports	4.7
TC Shareholder Meeting	6.9(a)
TC Stock Option	2.2(c)
Third-Party Claim	9.5(b)(ii)
Threshold Amount	9.4(a)
Transaction Documents	3.2(a)
USDA	4.5(c)
Utah Act	Article 1